As filed with the Securities and Exchange Commission on January 30, 2003
                                                    Registration No. 333-101264

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                             ----------------------


                              COMCAST CORPORATION
                      (formerly AT&T Comcast Corporation)
             (Exact name of Registrant as specified in its charter)


                             ----------------------

          Pennsylvania                         4841                             27-0000798
(State or other jurisdiction of    (Primary Standard Industrial    (I.R.S. Employer Identification No.)
 incorporation or organization)     Classification Code Number)

                               1500 Market Street
                     Philadelphia, Pennsylvania 19102-2148
                                 (215) 665-1700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                Arthur R. Block
                             Senior Vice President
                              Comcast Corporation
                               1500 Market Street
                     Philadelphia, Pennsylvania 19102-2148
                                 (215) 665-1700
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                             ----------------------

                                   Copies to:
                                Bruce K. Dallas
                             Davis Polk & Wardwell
                              1600 El Camino Real
                          Menlo Park, California 94025
                              Tel: (650) 752-2000
                              Fax: (650) 752-2111

                             ----------------------

     Approximate date of commencement of proposed sale to the public: From time to time after effectiveness of this Registration Statement upon conversion of convertible debt securities.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                   ---------

                                  CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------
                    Title Of Each Class Of                   Proposed Maximum Aggregate       Amount of
                Securities To Be Registered(1)                    Offering Price(2)      Registration Fee(2)
-------------------------------------------------------------------------------------------------------------
Class A Special Common Stock, par value $0.01 per share              $85,990,751                $7,912
-------------------------------------------------------------------------------------------------------------
         Total                                                       $85,990,751                $7,912
-------------------------------------------------------------------------------------------------------------

(1) This registration statement relates to issuances of Comcast Corporation (formerly AT&T Comcast Corporation) Class A Special Common Stock, par value $0.01 per share, upon the conversion of Zero Coupon Convertible Debentures Due December 19, 2020 (the "Debentures") originally issued by Comcast Holdings Corporation (formerly Comcast Corporation).

(2) The amount of $86,468 was paid towards the registration fee in connection with the initial filing of the registration statement, calculated pursuant to Rule 457(f) based on the average of the bid and ask prices in the over-the-counter market as of November 13, 2002 of the Debentures then eligible for conversion. The registration fee set forth above has been recalculated pursuant to Rule 457(f) based on the average of the bid and ask prices in the over-the-counter market as of January 24, 2003 for $107,658,000 in aggregate principal amount of Debentures eligible for conversion remaining outstanding as of January 24, 2003 and has been estimated solely for the purpose of calculating the amount of the registration fee.


     The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.



                 PRELIMINARY PROSPECTUS DATED JANUARY 30, 2003


                                1,534,837 Shares

                              COMCAST CORPORATION

                          Class A Special Common Stock


                             ----------------------


     This prospectus relates to the issuance from time to time of up to a total of 1,534,837 shares of our Class A Special Common Stock, par value $0.01 per share, upon the conversion of outstanding Zero Coupon Convertible Debentures Due December 19, 2020 issued by Comcast Holdings Corporation (formerly known as Comcast Corporation), referred to in this prospectus as the "Debentures."

     On January 27, 2003, the issue price plus accrued original issue discount on the Debentures was $800.09, representing an accreted conversion price of $56.12 per share of our Class A Special Common Stock. On January 27, 2003, the last reported sale price of our Class A Special Common Stock on The Nasdaq National Market was $24.75, or approximately 44% of the accreted conversion price. Investors are cautioned that exercising their right to convert the Debentures would result in an immediate economic loss to the extent that the accreted conversion price at the time of conversion is lower than the price per share of our Class A Special Common Stock.

     We will not receive any proceeds from the issuance of shares of Class A Special Common Stock upon conversion of Debentures.

     Our Class A Special Common Stock is admitted for trading on The Nasdaq National Market System under the symbol "CMCSK." On January 27, 2003, the reported last sale price for shares of our Class A Special Common Stock on The Nasdaq National Market System was $24.75.

     Investing in our Class A Special Common Stock involves risks. See "Risk Factors" beginning on page 3, as well as "Available Information" beginning on page 52 for information on how to obtain copies of our filings with the Securities and Exchange Commission incorporated by reference in this prospectus discussing other risks.


-------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------


             This date of this prospectus is         , 2003

                               TABLE OF CONTENTS
                                                                           Page


COMCAST CORPORATION...........................................................2
RISK FACTORS..................................................................3
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
     STATEMENTS OF COMCAST CORPORATION.......................................11
SELECTED FINANCIAL DATA OF COMCAST HOLDINGS..................................21
SELECTED FINANCIAL DATA OF AT&T BROADBAND GROUP..............................23
MARKET PRICES AND DIVIDENDS..................................................24
DESCRIPTION OF OUR CLASS A SPECIAL COMMON STOCK AND OTHER CAPITAL STOCK......25
DESCRIPTION OF SHAREHOLDERS RIGHTS PLAN......................................27
DESCRIPTION OF AT&T BROADBAND ACQUISITION....................................29
DESCRIPTION OF THE DEBENTURES................................................37
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS......................49
LEGAL MATTERS................................................................51
EXPERTS......................................................................51
AVAILABLE INFORMATION........................................................52
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................52


     You should rely only on information contained in this prospectus. No one is authorized to provide you with information that is different from that contained in this prospectus. We do not intend the contents of any websites referred to in this prospectus to be part of this prospectus.


     We are offering to sell, and are seeking offers to buy, our Class A Special Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of the Class A Special Common Stock.

     In this prospectus, we refer to

     o Comcast Corporation (formerly known as AT&T Comcast Corporation) as "Comcast" or "we," "us," "our" or comparable terms;

     o Comcast Holdings Corporation (formerly known as Comcast Corporation) as "Comcast Holdings";

     o    Comcast Cable Communications, Inc. as "Comcast Cable";

     o Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.), as "Comcast Cable Communications Holdings";

     o Comcast Cable Holdings, LLC (formerly known as AT&T Broadband, LLC) as "Comcast Cable Holdings"; and

     o Comcast MO Group, Inc. (formerly known as MediaOne Group, Inc.) as "Comcast MO Group"

                              COMCAST CORPORATION

     We were formed through the acquisition on November 18, 2002 by Comcast Holdings Corporation (formerly known as Comcast Corporation) of the broadband business of AT&T Corp. We believe that combining the strengths of these businesses will create the world's premier broadband company.

     We are principally involved in three lines of business through our wholly-owned subsidiaries:

     o Cable--through the development, management and operation of broadband communications networks and regional sports programming networks;

     o    Commerce--through QVC, our electronic retailing subsidiary; and

     o Content--through our consolidated subsidiaries, Comcast-Spectacor, E! Entertainment Television, The Golf Channel, Outdoor Life Network and G4 Media, and through our other programming investments.

     The transactions which created Comcast were consummated on November 18, 2002 in several steps. First, AT&T transferred to Comcast Cable Communications Holdings substantially all the assets, liabilities and businesses represented by AT&T Broadband Group, which was the integrated broadband business of AT&T. Second, AT&T spun off Comcast Cable Communications Holdings to its shareholders. Third, Comcast Holdings and Comcast Cable Communications Holdings each merged with a different, wholly-owned subsidiary of ours, and Comcast Holdings and AT&T shareholders received our shares.

     For a description of our business, financial condition, results of operations and other important information regarding us, see our and Comcast Holdings' filings with the SEC incorporated by reference in this prospectus.
For a description of certain continuing obligations and risks related to the AT&T Broadband acquisition, see "Description of AT&T Broadband acquisition," and "Risk Factors--Risks Relating to the AT&T Broadband Acquisition," as well as our and Comcast Holdings' filings with the SEC incorporated by reference in this prospectus. For instructions on how to find copies of these and our other filings incorporated by reference in this prospectus, see "Available Information."

     We are a Pennsylvania corporation incorporated in 2001. Our principal executive office is located at 1500 Market Street, Philadelphia, Pennsylvania 19102-2148. Our telephone number is (215) 665-1700. The address of our web site is www.comcast.com.

                                  RISK FACTORS



Risks Relating to the AT&T Broadband Acquisition

   We may fail to realize the anticipated benefits of the AT&T Broadband acquisition.


     The AT&T Broadband acquisition combined two companies that have previously operated separately. We expect to realize cost savings and other financial and operating benefits as a result of the AT&T Broadband acquisition. However, we cannot predict with certainty when these cost savings and benefits will occur, or the extent to which they actually will be achieved. There are a large number of systems that must be integrated, including management information, purchasing, accounting and finance, sales, billing, payroll and benefits, and regulatory compliance. The integration of Comcast Cable and Comcast Cable Communications Holdings will also require substantial attention from management. The diversion of management attention and any difficulties associated with integrating Comcast Cable and Comcast Cable Communications Holdings could have a material adverse effect on our operating results.


   We will have to abide by restrictions to preserve the tax treatment of the AT&T Broadband acquisition.


     Because of the limitations imposed by Section 355(e) of the Internal Revenue Code of 1986, as amended, referred to as the "Code" in this prospectus, and by contractual agreements with AT&T, our ability and the ability of Comcast Cable Communications Holdings to engage in specified acquisitions, redeem stock or issue equity securities will be limited until December 18, 2004. See "Description of AT&T Broadband Acquisition--Separation and Distribution Agreement--Post-Spin-Off Transactions." These restrictions may limit our ability to issue equity securities to satisfy our financing needs or to acquire businesses or assets.


   Atypical governance arrangements may make it more difficult for our shareholders to act.


     In connection with the AT&T Broadband acquisition, we implemented a number of governance arrangements that are atypical for a large, publicly held corporation. A number of these arrangements relate to the election of our Board. The term of our Board will not expire until our 2004 annual meeting of shareholders. Since our shareholders will not have the right to call special meetings of shareholders or act by written consent and our directors may be removed only for cause, our shareholders will not be able to replace our initial Board members prior to that meeting. After our 2004 annual meeting of shareholders, our directors will be elected annually. Even then, however, it will be difficult for one of our shareholders, other than BRCC Holdings LLC, to elect a slate of directors of its own choosing to our Board. Brian L. Roberts, our President and Chief Executive Officer, through his control of BRCC Holdings LLC, holds a 33 1/3% nondilutable voting interest in our stock. In addition, we adopted a shareholder rights plan upon completion of the AT&T Broadband acquisition that prevents any holder of our stock, other than any holder of our Class B common stock or any of such holder's affiliates, from acquiring our stock representing more than 10% of the voting power with respect to us without the approval of our Board.

     In addition to the governance arrangements relating to our Board, a number of governance arrangements will make it difficult to replace our senior management. Upon completion of the AT&T Broadband acquisition, C. Michael Armstrong, Chairman of the Board and CEO of AT&T, became our Chairman of the Board and Brian L. Roberts, President of Comcast Holdings, became our CEO and President. After the 2005 annual meeting of our shareholders, Brian L. Roberts will also be our Chairman of the Board. Prior to the sixth anniversary of our 2004 annual meeting of shareholders, unless Brian L. Roberts ceases to be our Chairman of the Board or CEO prior to such time, our Chairman of the Board and CEO will be able to be removed only with the approval of at least 75% of our entire Board. This supermajority removal requirement makes it unlikely that C. Michael Armstrong or Brian L. Roberts will be removed from their management positions.


   Our principal shareholder has considerable influence over our operations.

     Brian L. Roberts has significant control over our operations through his control of BRCC Holdings LLC, which as a result of its ownership of outstanding shares of our Class B common stock holds a nondilutable 33 1/3% of the combined voting power of our stock and also has separate approval rights over certain material transactions involving us. In addition, Brian L. Roberts is our CEO and President and will, together with our Chairman of the Board, comprise the Office of the Chairman, our principal executive deliberative body.

   The performance of AT&T Broadband Group prior to the AT&T Broadband spin-off may not be representative of the results of Comcast Cable Communications Holdings without the other AT&T businesses and therefore is not a reliable indicator of its future results.

     AT&T Broadband Group was a fully integrated business unit of AT&T, and as a result the financial information of AT&T Broadband Group incorporated by reference in this prospectus was derived from the consolidated financial statements and accounting records of AT&T and reflects certain assumptions and allocations. The financial position, results of operations and cash flows of Comcast Cable Communications Holdings without the other AT&T businesses could differ from those that would have resulted had its business operated with the other AT&T businesses.


Risks Relating to Our Business


   Our actual financial position and results of operations may differ significantly and adversely from the pro forma amounts included in this prospectus.

     Our actual financial position and results of operations may differ, perhaps significantly and adversely, from the pro forma information included in this prospectus due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results between the date of the pro forma financial data and the date on which the AT&T Broadband acquisition was completed.

     In addition, in many cases each of Comcast Holdings and AT&T Broadband Group had long-term agreements, in some cases with the same counterparties, for the same services and products, such as programming, billing services and interactive programming guides. It is not clear, in the case of certain services and products, whether after completion of the AT&T Broadband acquisition each of the existing agreements continues to apply only to the operations to which they have historically applied or whether instead one of the two contracts will apply to the operations of both companies and the other contract will be terminated. Since these contracts often differ significantly in their terms, resolution of these contractual issues could cause our actual financial position and results of operations to differ significantly and adversely from those reflected in the pro forma financial information included in this prospectus.


   Programming costs are increasing and we may not have the ability to pass these increases on to our customers, which would materially adversely affect our cash flow and operating margins.


     Programming costs are expected to be our largest single expense item in the foreseeable future. In recent years, the cable and satellite video industries have experienced a rapid increase in the cost of programming, particularly sports programming. This increase is expected to continue, and we may not be able to pass programming cost increases on to our customers. The inability to pass these programming cost increases on to our customers would have a material adverse impact on our cash flow and operating margins. In addition, as we upgrade the channel capacity of our systems and add programming to our basic, expanded basic and digital programming tiers, we may face increased programming costs, which, in conjunction with the additional market constraints on our ability to pass programming costs on to our customers, may reduce operating margins.

     We also expect to be subject to increasing financial and other demands by broadcasters to obtain the required consent for the transmission of broadcast programming to our subscribers. We cannot predict the financial impact of these negotiations or the effect on our subscribers should we be required to stop offering this programming.


   We face a wide range of competition in areas served by our cable systems, which could adversely affect our future results of operations.

     Our cable communications systems compete with a number of different sources which provide news, information and entertainment programming to consumers. We compete directly with program distributors and other companies that use satellites, build competing cable systems in the same communities we serve or otherwise provide programming and other communications services to our subscribers and potential subscribers. In addition, federal law now allows local telephone companies to provide directly to subscribers a wide variety of services that are competitive with cable communications services. Some local telephone companies provide, or have announced plans to provide, video services within and outside their telephone service areas through a variety of methods, including broadband cable networks. Additionally, we will be subject to competition from telecommunications providers and Internet service providers, known as ISPs, in connection with offerings of new and advanced services, including telecommunications and Internet services. This competition may materially adversely affect our business and operations in the future. In addition, any increase in vacancy rates in multi-dwelling units has historically adversely impacted subscriber levels and is expected to do so in the future. Subscriber levels also have historically demonstrated seasonal fluctuations, particularly in markets that include major universities.

   We have substantial capital requirements which may require us to obtain additional financing that may be difficult to obtain.


     We expect that for some period of time our capital expenditures will exceed, perhaps significantly, our net cash provided by operating activities. This may require us to obtain additional financing. We may not be able to obtain or to obtain on favorable terms the capital necessary to fund the substantial capital expenditures described below that are required by our strategy and business plan. A failure to obtain necessary capital or to obtain necessary capital on favorable terms could have a material adverse effect on us and result in the delay, change or abandonment of our development or expansion plans.

     Historically, AT&T Broadband Group's capital expenditures significantly exceeded its net cash provided by operations. For the year ended December 31, 2001 and the nine months ended September 30, 2002, AT&T Broadband Group's capital expenditures exceeded its net cash provided by operations by $3.5 billion and $1.5 billion, respectively. In addition, for the year ended December 31, 2001, Comcast Holdings' capital expenditures exceeded its net cash provided by operating activities by $952 million.

     We anticipate that we will upgrade a significant portion of our broadband systems over the coming years and make other capital investments, including with respect to our advanced services. In 2003, we anticipate that the combined Comcast Cable Communications Holdings and Comcast Cable cable systems will incur capital expenditures of approximately $4.2 billion to $4.5 billion. We are expected to incur substantial capital expenditures in the years subsequent to 2003. However, the actual amount of the funds required for capital expenditures cannot be determined with precision at this time. Capital is expected to be used to upgrade and rebuild network systems to expand bandwidth capacity and add two-way capability so that it may offer advanced services. In addition, capital expenditures are expected to be used to acquire equipment, such as set-top boxes, cable modems and telephone equipment, and to pay for installation costs for additional video and advanced services customers. There can be no assurance that these amounts will be sufficient to accomplish the planned system upgrades, equipment acquisitions and expansion.


     Some of our subsidiaries may be subject to long-term exclusive agreements that may limit their future operating flexibility and materially adversely affect our financial results.


     Some of the entities formerly attributed to AT&T Broadband Group which are now our subsidiaries may be subject to long-term agreements relating to significant aspects of their operations, including long-term agreements for video programming, audio programming, electronic program guides, billing and other services. For example, Comcast Cable Holdings (formerly known as AT&T Broadband, LLC), and AT&T Broadband Group's subsidiary, Satellite Services, Inc., entered into an affiliation term sheet with Starz Encore Group LLC, an affiliate of Liberty Media, which extended to 2022 and provided for fixed price payments, subject to adjustment for various factors including inflation, and purported to require Comcast Cable Communications Holdings to pay two-thirds of Starz Encore Group's programming costs above levels designated in the term sheet. Satellite Services, Inc. also had entered into a ten-year agreement with TV Guide in January 1999 for interactive program guide services, which designated TV Guide Interactive as the interactive programming guide for Comcast Cable Communications Holdings' systems. Furthermore, a subsidiary of Comcast Cable Communications Holdings had entered into an agreement that extended until December 31, 2013 under which it purchased certain billing services from CSG Systems, Inc. The price, terms and conditions of the Starz Encore term sheet, the TV Guide agreement and the CSG agreement may not reflect current market terms and if one or more of these arrangements were to continue to apply to Comcast Cable Communications Holdings after completion of the AT&T Broadband acquisition, they may materially adversely impact our financial performance.

     By letter dated May 29, 2001, AT&T Broadband Group disputed the enforceability of the excess programming pass-through provisions of the Starz Encore term sheet and questioned the validity of the term sheet as a whole. In July 2001, Starz Encore Group filed a lawsuit in Colorado state court seeking payment of alleged 2001 excess programming costs and a declaration that the term sheet is a binding and enforceable contract. Since the lawsuit was filed, there has been no significant activity in the case, except that AT&T Broadband Group and Starz Encore Group agreed in 2001 to settle Starz Encore Group's claim for the alleged 2001 excess programming costs. In December 2002, Starz Encore Group filed a motion for leave to amend its complaint (discussed below), and in January 2003, the parties participated in a court-ordered mediation session that failed to resolve the action. Activity in the lawsuit is expected to resume beginning January 31, 2003.

     On November 18, 2002, Comcast and Comcast Holdings filed suit against Starz Encore Group in the United States District Court for the Eastern District of Pennsylvania. Comcast and Comcast Holdings seek a declaratory judgment that, pursuant to their rights under a March 17, 1999 contract with a predecessor of Starz Encore Group, upon the completion of the AT&T Broadband acquisition that contract now provides the terms under which Starz Encore Group programming is acquired and transmitted by the Comcast Cable Communications Holdings' systems. In January 2003, Starz Encore Group filed a motion seeking dismissal of the Pennsylvania lawsuit in favor of the lawsuit already filed by Starz Encore Group against AT&T Broadband Group in Colorado. Comcast and Comcast Holdings intend to oppose the motion.

     In December 2002, Starz Encore Group filed a motion for leave to amend its complaint in its lawsuit against AT&T Broadband Group. The amended complaint seeks to assert new claims against AT&T Broadband Group and, in addition, would add Comcast and Comcast Holdings as defendants. The new claims in the amended complaint relate to the lawsuit filed by Comcast and Comcast Holdings against Starz Encore Group in Pennsylvania and the positions taken by AT&T Broadband Group, Comcast and Comcast Holdings with respect to the terms under which Starz Encore Group programming is acquired and transmitted by the Comcast Cable Communications Holdings' systems.

     On March 13, 2002, AT&T Broadband Group informed CSG Systems, Inc. that AT&T Broadband Group was considering the initiation of an arbitration against CSG relating to a Master Subscriber Management System Agreement that the two companies entered into in 1997. Pursuant to the Master Agreement, CSG provides billing support to AT&T Broadband Group. On May 10, 2002, AT&T Broadband Group filed a demand for arbitration against CSG before the American Arbitration Association. On May 31, 2002, CSG answered AT&T Broadband Group's arbitration demand and asserted various counterclaims. On June 21, 2002, CSG filed a lawsuit against Comcast Holdings in federal court located in Denver, Colorado asserting claims related to the Master Agreement and the pending arbitration. On November 4, 2002, CSG withdrew its complaint against Comcast Holdings without prejudice. On November 15, 2002, Comcast, Comcast Holdings, and Comcast Cable initiated a lawsuit against CSG in federal court located in Philadelphia, Pennsylvania. Comcast, Comcast Holdings and Comcast Cable assert that systems owned by Comcast Holdings are not required to use CSG as a billing service or customer care provider pursuant to the Master Agreement, and that systems owned by Comcast Cable Communications Holdings may be added to a billing service agreement between Comcast Cable and CSG. CSG has moved to dismiss or stay the complaint. In the event that either the arbitration or this litigation or the settlement thereof results in the termination of the Master Agreement, Comcast Cable Communications Holdings may incur significant costs in connection with its replacement of these customer care and billing services and may experience temporary disruptions to its operations.


   We are subject to regulation by federal, state and local governments which may impose costs and restrictions.


     The federal, state and local governments extensively regulate the cable communications industry. We expect that court actions and regulatory proceedings will refine the rights and obligations of various parties, including the government, under the Communications Act of 1934, as amended. The results of these judicial and administrative proceedings may materially affect our business operations. Local authorities grant us franchises that permit us to operate our cable systems. We will have to renew or renegotiate these franchises from time to time. Local franchising authorities often demand concessions or other commitments as a condition to renewal or transfer, which concessions or other commitments could be costly to obtain.


   We will be subject to additional regulatory burdens in connection with the provision of telecommunications services, which could cause us to incur additional costs.


     We will be subject to risks associated with the regulation of our telecommunications services by the Federal Communications Commission, or FCC, and state public utilities commissions, or PUCs. Telecommunications companies, including companies that have the ability to offer telephone services over the Internet, generally are subject to significant regulation. This regulation could materially adversely affect our business operations.

   We may face increased competition because of technological advances and new regulatory requirements, which could adversely affect our future results of operations.


     Numerous companies, including telephone companies, have introduced Digital Subscriber Line technology, known as DSL, which provides Internet access to subscribers at data transmission speeds greater than that of modems over conventional telephone lines. We expect other advances in communications technology, as well as changes in the marketplace, to occur in the future. Other new technologies and services may develop and may compete with services that cable communications systems offer. The success of these ongoing and future developments could have a negative impact on our business operations.


     In addition, over the past several years, a number of companies, including telephone companies and ISPs, have asked local, state, and federal governmental authorities to mandate that cable companies provide capacity on their broadband infrastructure so that these and others may deliver high speed cable Internet directly to customers over these cable facilities. Some cable operators have initiated litigation challenging municipal efforts to unilaterally impose so-called "open access" requirements. The few court decisions dealing with this issue have been inconsistent. In connection with their review of the AOL-Time Warner merger, the FCC and the Federal Trade Commission imposed "open access," technical performance, and other requirements related to the merged company's Internet and Instant Messaging platforms. No similar requirements resulted from the Justice Department and FCC's review of the AT&T Broadband acquisition. Although the FCC has issued a declaratory ruling that cable modem service, as it is currently offered, is properly classified as an interstate information service that is not subject to common carrier regulation, the FCC is still considering whether to impose "open access" requirements on these services, whether certain other regulatory requirements do or should apply to cable modem service, and whether and to what extent this service may be subject to local franchise authorities' regulatory requirements or fees. Some local franchise authorities have initiated litigation to collect fees they claim are owed on the basis of cable modem service revenues, and at least one franchise authority has sought to regulate the characteristics and quality of this service. The FCC has also initiated a proceeding to consider requests that it impose nondiscrimination obligations on cable operators to facilitate third-parties' provision of interactive television services.

     A number of cable operators have reached agreements to provide unaffiliated ISPs access to their cable systems in the absence of regulatory requirements. Comcast Holdings reached an "access" agreement with United Online and Comcast Cable Communications Holdings reached an "access" agreement with each of Earthlink, Internet Central, Connected Data Systems, Galaxy Internet Services and Connect Plus International. In connection with Comcast Holdings' and AT&T's agreement with AOL Time Warner providing for the restructuring of Time Warner Entertainment Company L.P., or TWE, Comcast Holdings and Comcast Cable Communications will enter into a three-year non-exclusive access agreement with AOL Time Warner. Under the terms of the exchange agreement that Comcast Holdings and AT&T have executed with Microsoft, now that the AT&T Broadband acquisition has been consummated, we will be required, with respect to each such agreement with another ISP, to offer Microsoft an access agreement on terms no less favorable than those provided to the other ISP with respect to the specific cable systems covered under the agreement with the other ISP. Notwithstanding the foregoing, there can be no assurance that regulatory authorities will not impose "open access" or similar requirements on us as part of an industry-wide requirement. Such requirements could have a negative impact on our business operations.

   We, through Comcast Cable Communications Holdings, have substantial economic interests in joint ventures in which we have limited management rights.

     Comcast Cable Communications Holdings is a partner in several large joint ventures, such as TWE, Texas Cable Partners and Kansas City Cable Partners, in which it has a substantial economic interest but does not have substantial control with regard to management policies or the selection of management. These joint ventures may be managed in a manner contrary to our best interests, and the value of our investment in these joint ventures, through Comcast Cable Communications Holdings, may be affected by management policies that are determined without our input or over our objections. Comcast Cable Communications Holdings has cable partnerships with each of AOL Time Warner, Insight Communications, Adelphia Communications, Midcontinent and US Cable. Materially adverse financial or other developments with respect to a partner could adversely impact the applicable partnership.

     On June 25, 2002, three cable partnerships between subsidiaries of AT&T and subsidiaries of Adelphia Communications Corporation commenced bankruptcy proceedings by the filing of Chapter 11 petitions in the Bankruptcy Court for the Southern District of New York at about the same time that other Adelphia entities filed for bankruptcy. These partnerships are: Century-TCI California Communications, L.P. (in which Comcast Cable Communications Holdings holds a 25% interest through a wholly-owned subsidiary and which as of December 31, 2001 had an aggregate of approximately 775,000 subscribers in the greater Los Angeles, California area), Parnassos

Communications, L.P. (in which Comcast Cable Communications Holdings holds a 33.33% interest through a wholly-owned subsidiary) and Western NY Cablevision, L.P. (in which Comcast Cable Communications Holdings holds a 33.33% interest through a wholly-owned subsidiary and which as of December 31, 2001 had, together with Parnassos Communications, L.P., an aggregate of approximately 470,000 subscribers in Buffalo, New York and the surrounding areas). We cannot predict what the outcome of these proceedings will be on any of the partnerships and the proceedings may have a material adverse impact on the partnerships. AT&T Broadband Group recorded an impairment charge through net losses related to equity investments of $143 million, net of taxes of $90 million, in connection with the bankruptcy proceedings of the Adelphia partnerships.

   We, through Comcast Holdings and Comcast Cable Communications Holdings, face risks arising from their and AT&T's relationship with At Home Corporation

     Through a subsidiary, AT&T owns approximately 23% of the outstanding common stock and 74% of the voting power of the outstanding common stock of At Home Corporation, which filed for bankruptcy protection on September 28, 2001. Until October 1, 2001, AT&T appointed a majority of At Home's directors and it now appoints none. Since September 28, 2001, some creditors of At Home have threatened to commence litigation against AT&T relating to the conduct of AT&T or its designees on the At Home Board in connection with At Home's declaration of bankruptcy and At Home's subsequent aborted efforts to dispose of some of its businesses or assets in a bankruptcy court-supervised auction, as well as in connection with other aspects of AT&T's relationship with At Home. On May 1, 2002, At Home filed a proposed plan of liquidation pursuant to Chapter 11 of the U.S. Bankruptcy Code, which, as modified on June 18, 2002, among other things, provides that all claims and causes of action of the bankrupt estate of At Home against AT&T and other shareholders will be transferred to a liquidating trust owned ratably by the bondholders of At Home and funded with at least $12 million, and as much as $17 million, to finance the litigation of those claims. The plan was approved by the bankruptcy court on August 15, 2002 and became effective on or about October 1, 2002. On November 7, 2002, a complaint was filed by the bondholders' liquidating trust against AT&T and certain of its senior officers in California state court alleging various breaches of fiduciary duties, misappropriation of trade secrets and other causes of action in connection with the transactions in March 2000 described below, and prior and subsequent alleged conduct on the part of the defendants. On January 10, 2003, the defendants moved to stay or dismiss the complaint on the ground that California is an inconvenient venue and that the action should have been brought in the Southern District of New York, where the prior filed shareholder suit described below is pending. Any liabilities resulting from this lawsuit would be shared equally between AT&T and Comcast Cable Communications Holdings.

     On November 15, 2002, the bondholders' liquidating trust filed a separate action against AT&T in the District Court for the Northern District of California, alleging that AT&T infringes an At Home patent by using its broadband distribution and high-speed Internet backbone networks and equipment. On January 8, 2003, AT&T moved to transfer this action to the Southern District of New York as being a more convenient venue. Due to the vague allegations in the complaint, it is not clear whether any liability resulting from this lawsuit would be shared between AT&T and Comcast Cable Communications Holdings, and, if so, in what proportions.

     In addition, purported class action lawsuits have been filed in California state court on behalf of At Home shareholders against AT&T, At Home, Comcast Holdings and former directors of At Home. The lawsuits claim that the defendants breached fiduciary obligations of care, candor and loyalty in connection with a transaction announced in March 2000 in which, among other things, AT&T, Cox Communications Inc. and Comcast Holdings agreed to extend existing distribution agreements, the At Home Board was reorganized, and AT&T agreed to give Cox and Comcast Holdings rights to sell their At Home shares to AT&T. These actions have been consolidated by the court. At the request of At Home's bondholders, on September 10, 2002, the bankruptcy court ruled that the claims asserted in these actions belong to At Home's bankruptcy estate, not its shareholders, that the actions must be dismissed, and that the claims in the actions are to be prosecuted by the At Home bondholders' liquidating trust under the confirmed Chapter 11 plan. The plaintiffs have appealed this order, and the appeal is pending. The liability for these lawsuits would be shared equally between AT&T and Comcast Cable Communications Holdings.

     On September 23, 2002, the Official Committee of Unsecured Bondholders of At Home filed suit in the United States District Court for the District of Delaware against Comcast Holdings, Cox, Brian L. Roberts in his capacity as a director of At Home, and other corporate and individual defendants. The complaint seeks alleged "short-swing" profits under Section 16(b) of the Securities Exchange Act of 1934 in connection with At Home put options Comcast Holdings and Cox entered into with AT&T. The complaint alleges a total of at least $600 million in damages in the aggregate from Comcast Holdings and Cox in connection with this claim. The complaint also seeks damages in an unspecified amount for alleged breaches of fiduciary duty by the defendants in connection with transactions entered into among AT&T, At Home, Comcast Holdings and Cox. On November 12, 2002, the defendants moved to dismiss the complaint or, alternatively, to transfer the action to the Southern District of New York, on the grounds that Delaware is an improper and inconvenient venue. We believe this suit is without merit and intend to vigorously defend ourselves in the action.

     In March 2002, three purported class actions were filed in the United States District Court for the Southern District of New York against, among others, AT&T and certain of its senior officers alleging violations of the federal securities laws in connection with disclosures made by At Home in the period from March 28, 2000 through August 28, 2001. These actions have been consolidated. On November 8, 2002, a consolidated class action complaint was filed in this action. The consolidated class action complaint also names as defendants Comcast Cable Communications, Inc. and Brian L. Roberts, in his capacity as a director of At Home. In addition to any direct liability from the claims against Comcast Cable Communications, Inc., any liabilities resulting from the claims against AT&T in this lawsuit would be shared equally between AT&T and Comcast Cable Communications Holdings.

Our indentures do not restrict our ability to incur additional indebtedness, which could make our debt securities more risky in the future.

     As of September 30, 2002, our consolidated indebtedness on a pro forma basis to reflect the closing of the AT&T Broadband acquisition, and our and Comcast Cable Communications Holdings' borrowings under the New Credit Facility on the closing date, and the issuance and sale in January 2003 of approximately $600 million of aggregate principal amount of our 5.85% Notes Due 2010 and $900 million aggregate principal amount of our 6.50% Notes Due 2015 to repay short-term indebtedness incurred in connection with the closing of the AT&T Broadband acquisition, was approximately $32.5 billion, of which $30.3 billion was issued by our subsidiaries. As of September 30, 2002, our pro forma consolidated stockholders' equity was approximately $38.5 billion. The indentures that govern the terms of our debt do not restrict our ability or our subsidiaries' ability to incur additional indebtedness. The degree to which we incur additional debt could have important consequences to holders of the securities, including:

     o limiting our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

     o requiring us to dedicate a substantial portion of our cash flows from operations to the payment of indebtedness and not for other purposes, such as working capital and capital expenditures;

     o limiting our flexibility to plan for, or react to, changes in our businesses;

     o making us more indebted than some of our competitors, which may place us at a competitive disadvantage; and

     o    making us more vulnerable to a downturn in our businesses.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Our businesses may be affected by, among other things:

          o    changes in laws and regulations;

          o    changes in the competitive environment;

          o    changes in technology;

          o    industry consolidation and mergers;

          o    franchise-related matters;

          o market conditions that may adversely affect the availability of debt and equity financing for working capital, capital expenditures or other purposes;

          o demand for the programming content we distribute or the willingness of other video program providers to carry our content; and

          o    general economic conditions.

     In this prospectus and in the documents we incorporate by reference, we state our expectations of future events and our future financial performance. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of those words and other comparable words. You should be aware that those statements are only our predictions. Actual events or results may differ materially. In evaluating those statements, you should specifically consider various factors, including the risks outlined under "Risk Factors" above. Those factors may cause our actual results to differ materially from any of our forward-looking statements.

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                  FINANCIAL STATEMENTS OF COMCAST CORPORATION

     The following Unaudited Pro Forma Combined Condensed Balance Sheet of Comcast as of September 30, 2002 and the Unaudited Pro Forma Combined Condensed Statements of Operations of Comcast for the nine months ended September 30, 2002 and the year ended December 31, 2001 give effect to the AT&T Broadband acquisition. The pro forma financial statements account for the AT&T Broadband acquisition under the purchase method of accounting.

     The Unaudited Pro Forma Combined Condensed Balance Sheet assumes the AT&T Broadband acquisition occurred on September 30, 2002. The Unaudited Pro Forma Combined Condensed Statements of Operations assume the AT&T Broadband acquisition occurred on January 1, 2001. The unaudited pro forma financial data is based on the historical consolidated financial statements of Comcast Holdings and the historical combined financial statements of AT&T Broadband Group under the assumptions and adjustments set forth in the accompanying explanatory notes.

     The AT&T Broadband acquisition was consummated on November 18, 2002 in several steps. First, AT&T transferred to AT&T Broadband Corp. ("Broadband") substantially all the assets, liabilities and businesses represented by AT&T Broadband Group, which was the integrated broadband business of AT&T. Second, AT&T spun off Broadband to its shareholders. Third, Comcast Holdings and Broadband each merged with a different, wholly-owned subsidiary of Comcast, and Comcast Holdings and AT&T shareholders received Comcast shares.

     The AT&T Broadband acquisition has been accounted for as an acquisition by Comcast Holdings of AT&T Broadband Group. See Note 5 to the consolidated financial statements of Comcast Holdings for the year ended December 31, 2001 incorporated by reference in this prospectus. As Comcast Holdings is considered the accounting acquiror, the historical basis of Comcast Holdings' assets and liabilities were not affected by the AT&T Broadband acquisition. For purposes of developing the Unaudited Pro Forma Combined Condensed Balance Sheet as of September 30, 2002, AT&T Broadband Group's assets, including identifiable intangible assets, and liabilities have been recorded at their estimated fair values and the excess purchase price has been assigned to goodwill. No adjustment has been made to AT&T Broadband Group's franchise rights. The fair values assigned in these pro forma financial statements are preliminary and represent management's best estimate of current fair value which are subject to revision. Management currently knows of no events or circumstances other than those disclosed in these pro forma notes that would require a material change to the preliminary purchase price allocation. However, a final determination of required purchase accounting adjustments will be made upon the completion of a study to be undertaken by Comcast in conjunction with independent appraisers to determine the fair value of certain of AT&T Broadband Group's assets, including identifiable intangible assets, and liabilities. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results between the dates of the pro forma financial data and the date of the AT&T Broadband acquisition. See Note (b) to Unaudited Pro Forma Combined Condensed Balance Sheet.

     Upon closing of the AT&T Broadband acquisition, Comcast Holdings' shareholders received shares of Comcast Class A Common Stock, Comcast Class B common stock and Comcast Class A Special Common Stock in exchange for shares of Comcast Holdings Class A Common Stock, Comcast Holdings Class B common stock and Comcast Holdings Class A Special Common Stock, respectively, based on an exchange ratio of 1 to 1. Comcast issued stock options to purchase shares of Comcast Class A Special Common Stock in exchange for all outstanding stock options of Comcast Holdings, based on an exchange ratio of 1 to 1.

     The consideration to complete the AT&T Broadband acquisition consisted of shares of Comcast common stock, assumed debt of AT&T Broadband Group, the intercompany indebtedness Broadband paid AT&T upon closing and Comcast Holdings' transaction costs. If the closing date of the AT&T Broadband acquisition were as of September 30, 2002, and giving effect to the exchange offer described below, the estimated aggregate consideration to complete the AT&T Broadband acquisition would have been $48,067 million, consisting of $25,551 million of Comcast common stock based upon a per share price of $18.80, $22,091 million of assumed debt at estimated fair value, and $425 million of Comcast Holdings' transaction costs directly related to the AT&T Broadband acquisition.

     The consideration in the form of Comcast common stock included the fair value of the issuance of approximately 1,233 million shares of Comcast Class A Common Stock to AT&T shareholders in exchange for all of AT&T's interests in the AT&T Broadband Group, the fair value of the issuance of 115 million shares of Comcast common stock to Microsoft Corporation ("Microsoft") in exchange for Broadband shares that Microsoft received immediately prior to the completion of the AT&T Broadband acquisition for settlement of its $5 billion aggregate principal amount in quarterly income preferred securities (QUIPS), and the fair value of Comcast stock options and stock appreciation rights issued in exchange for Broadband stock options and stock appreciation rights.

     Subsequent to the original merger agreement, economic and business factors led AT&T and Comcast Holdings to agree to change the form of consideration to be paid in the AT&T Broadband acquisition. On August 12, 2002, AT&T, among others, filed a registration statement with the Securities and Exchange Commission ("SEC") for a proposed exchange offer relating to approximately $11.8 billion aggregate principal amount of AT&T's existing debt securities. Modification of the original merger agreement to provide for the assumption of a portion of AT&T's debt securities by Broadband and the related reduction in the intercompany indebtedness represented a substantive change in the non-equity, or "other" consideration being paid in the AT&T Broadband acquisition resulting in a new measurement date for determining the value of the Comcast Holdings common stock used to value the Comcast securities issued in the AT&T Broadband acquisition. The new measurement date was established as of the date of the substantive modification of the original merger agreement.

     The consideration in the form of assumed debt included the short-term debt due to AT&T, which was paid at closing, of $7,823 million, as well as $14,268 million of long-term debt, including current portion, of AT&T Broadband Group. As a result of the successful completion of the exchange offer on November 14, 2002, upon completion of the AT&T Broadband acquisition $3,505 million of AT&T's debt securities ceased being AT&T obligations and became Broadband obligations (New Broadband Notes) guaranteed by Comcast and a number of its cable subsidiaries. The AT&T debt securities that became Broadband obligations reduced the intercompany indebtedness Broadband was required to pay AT&T by the aggregate principal amount of New Broadband Notes issued.

     The unaudited pro forma financial statements reflect that a substantive modification of the original merger agreement occurred resulting in a new measurement date for accounting purposes. The unaudited pro forma financial statements reflect a measurement date of August 12, 2002, the date the filing of the registration statement with the SEC related to the exchange offer was announced. Accordingly, the fair value of the shares issued for the AT&T Broadband Group was based on a price per share of $18.80 which reflects the weighted average market price of Comcast Holdings common stock during the period beginning two days before and ending two days after the new measurement date.

     Subsequent to the adoption of SFAS 142 on January 1, 2002, goodwill and franchise rights are no longer amortized. An increase or decrease in goodwill and/or franchise rights as a result of a change in the allocation of fair value through the appraisal process would not affect Comcast's future results of operations other than in periods in which Comcast may recognize an impairment charge. A change in the recorded value of these intangible assets could increase or decrease the likelihood that Comcast will recognize an impairment charge related to these intangible assets at some time in the future.

     Comcast intends to review the synergies of the combined business, which may result in a plan to realign or reorganize certain of AT&T Broadband Group's existing operations. The costs of implementing such a plan, if it were to occur, have not been reflected in the accompanying pro forma financial statements. The impact of a potential realignment, assuming such a plan were in place at the consummation date of the AT&T Broadband acquisition, could increase or decrease the amount of goodwill and intangible assets recognized by Comcast in accordance with Emerging Issues Task Force No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." The Unaudited Pro Forma Combined Condensed Statements of Operations exclude any benefits that may result from synergies that may be derived, or the elimination of duplicative efforts.

     Among the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," new criteria have been established for determining whether intangible assets should be recognized separately from goodwill. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," provides, among other guidelines, that goodwill and intangible assets with indefinite lives will not be amortized, but rather will be tested for impairment on at least an annual basis. Management believes that cable franchise rights have indefinite lives based upon an analysis utilizing the criteria in paragraph 11 of SFAS No. 142. The pro forma adjustments to the Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended

December 31, 2001 reflect the elimination of AT&T Broadband Group's amortization expense related to goodwill and cable franchise rights since this acquisition was accounted for under the provisions of SFAS No. 142.

     Comcast Holdings incurred goodwill and cable and sports franchise rights amortization expense of approximately $2,002 million for the year ended December 31, 2001. The historical consolidated financial statements of Comcast Holdings included in the Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 2001 include the amortization expense related to Comcast Holdings' goodwill and cable and sports franchise rights, which has not been eliminated in the pro forma adjustments. Effective January 1, 2002, Comcast Holdings, in accordance with the provisions of SFAS No. 142, no longer amortizes goodwill and cable and sports franchise rights.

     Management believes that the assumptions used provide a reasonable basis on which to present the unaudited pro forma financial data. Both Comcast Holdings and AT&T Broadband Group have completed other acquisitions and dispositions that are not significant, individually or in the aggregate, and, accordingly, have not been included in the accompanying unaudited pro forma financial data. The unaudited pro forma financial data may not be indicative of the financial position or results that would have occurred if the AT&T Broadband acquisition had been in effect on the dates indicated or which may be obtained in the future.

     The unaudited pro forma financial data should be read in conjunction with the historical consolidated financial statements and accompanying notes thereto for Comcast Holdings, and the historical combined financial statements and accompanying notes thereto for AT&T Broadband Group incorporated by reference in this prospectus.

                              COMCAST CORPORATION

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                            AS OF SEPTEMBER 30, 2002

                                                             Historical    Historical
                                                               Comcast        AT&T       Pro Forma      Pro Forma
                                                             Holdings(a)  Broadband(a)  Adjustments      Comcast
                                                             -----------  ------------  -----------    -----------
                                                                            (amounts in millions)
ASSETS
Current Assets
   Cash and cash equivalents.............................    $    569.8  $            $               $     569.8
   Investments...........................................         905.9       459.0                       1,364.9
   Accounts receivable, net..............................         932.8       624.0                       1,556.8
   Inventories, net......................................         482.7                                     482.7
   Deferred income taxes.................................         132.9                                     132.9
   Other current assets..................................         171.5       999.0                       1,170.5
                                                             ----------  ----------   ----------      -----------
     Total current assets................................       3,195.6     2,082.0                       5,277.6
                                                             ----------  ----------   ----------      -----------
Investments.............................................          585.6    17,321.0       (986.5)(d)    16,920.1
                                                             ----------  ----------   ----------      -----------
Property and Equipment, net.............................        7,035.6    15,263.0                      22,298.6
                                                             ----------  ----------   ----------      -----------
Goodwill................................................        6,446.3    15,162.0     (7,699.7)(b1)   13,908.6
Franchise Rights........................................       16,601.5    29,084.0                      45,685.5
Other Intangible Assets, net............................        1,414.6     1,416.0                       2,830.6
                                                                                            70.0 (b2)
Other Non-Current Assets, net...........................          498.1     2,093.0        (94.5)(e)       2,566.6
                                                             ----------  ----------   ----------      -----------
                                                             $ 35,777.3  $ 82,421.0   $ (8,710.7)     $ 109,487.6
                                                             ==========  ==========   ==========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Accounts payable......................................    $    806.1  $    775.0   $               $   1,581.1
   Accrued expenses and other current liabilities........       1,805.8     1,920.0      1,434.0 (b3)      5,159.8
   Deferred income taxes.................................          69.7       487.0                         556.7
   Short-term debt.......................................                   7,823.0     (3,823.0)(c)      4,000.0
   Current portion of long-term debt.....................         113.9     2,329.0                       2,442.9
                                                             ----------  ----------   ----------      -----------
     Total current liabilities...........................       2,795.5    13,334.0     (2,389.0)        13,740.5
                                                             ----------  ----------   ----------      -----------
                                                                                           425.0 (b4)
                                                                                          (761.8)(b5)
                                                                                         3,823.0 (c)
Long-Term Debt, less current portion....................        9,927.9    12,701.0        (94.5)(e)     26,020.6
                                                             ----------  ----------   ----------      -----------
Deferred Income Taxes...................................        6,665.0    20,219.0         43.2 (b6)    26,927.2
                                                             ----------  ----------   ----------      -----------
                                                                                          (179.0)(b7)
Other Non-Current Liabilities...........................        1,419.9       811.0         (0.1)(b8)     2,051.8
                                                             ----------  ----------   ----------      -----------
Minority Interest.......................................        1,027.4     1,214.0                       2,241.4
                                                             ----------  ----------   ----------      -----------
Company-Obligated Convertible Quarterly Income
   Preferred Securities of Subsidiary Trust Holding
   Solely Subordinated Debt Securities of AT&T..........                    4,728.0     (4,728.0)(b9)
                                                             ----------  ----------   ----------      -----------
Stockholders' Equity
                                                                                         1,348.0(b10)
   Common stock..........................................         946.9                    (47.3)(d)      2,247.6
                                                                                          (939.2)(d)
   Additional capital....................................      11,800.8                 24,203.0(b10)    35,064.6
   Retained earnings.....................................       1,391.6                                   1,391.6
   Accumulated other comprehensive loss..................        (197.7)                                   (197.7)
   Combined attributed net assets........................                  29,414.0    (29,414.0)(b11)
                                                             ----------  ----------   ----------      -----------
     Total stockholders' equity..........................      13,941.6    29,414.0     (4,849.5)        38,506.1
                                                             ----------  ----------   ----------      -----------
                                                             $ 35,777.3  $ 82,421.0   $ (8,710.7)     $ 109,487.6
                                                             ==========  ==========   ==========      ===========


       See Notes to Unaudited Pro Forma Combined Condensed Balance Sheet

                              COMCAST CORPORATION

         NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                  (AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

(a) These columns reflect the historical balance sheets of the respective companies. Certain reclassifications have been made to the combined historical financial statements of AT&T Broadband Group to conform to the presentation expected to be used by Comcast.

(b) This entry reflects the preliminary allocation of the purchase price to identifiable net assets acquired and the excess purchase price to goodwill.

                                                                         Common      Additional
                                                                         Stock        Capital         Total
                                                                      -----------   -----------    -----------
Calculation of consideration
            Issuance of common stock to AT&T shareholders
            (1,233.0 million shares x $18.80).......................  $   1.233.0   $  21,947.4    $  23,180.4
            Issuance of common stock to Microsoft Corporation
            (115.0 million shares x $18.80).........................        115.0       2,047.0        2,162.0
            Fair value of Comcast stock options resulting from the
            conversion of AT&T Broadband Group stock options in the
            merger based on Black-Scholes option pricing model......                      208.6          208.6
                                                                      -----------   -----------    -----------
(b10)       Comcast common stock equity consideration...............      1,348.0      24,203.0       25,551.0
(b4)        Transaction costs (assumed to be funded with long-term
            debt)...................................................                                     425.0
                                                                                                   -----------
                 Total..............................................                               $  25,976.0
                                                                                                   ===========

     Preliminary estimate of fair value of identifiable net assets acquired
(b11)       Book value of AT&T Broadband Group......................                               $  29,414.0
            Elimination of AT&T Broadband Group goodwill............                                 (15,162.0)
(b2)        Long-term portion of deferred financing fees............                                      70.0
(b3)        Preliminary estimate of current tax liability arising
            from the transaction....................................                                  (1,434.0)
(b5)        Preliminary estimate of adjustment to fair value of
            AT&T Broadband Group assumed long-term debt.............                                     761.8
(b6)        Preliminary estimate of adjustment to deferred tax
            liability on adjustments at combined federal and state
            statutory rate..........................................                                     (43.2)
(b7)        Certain liabilities retained by AT&T related to
            Excite@Home.............................................                                     179.0
(b8)        Preliminary estimate of adjustment to fair value of
            other non-current liabilities...........................                                       0.1
(b9)        Redemption of Microsoft Corporation QUIPS...............                                   4,728.0
                                                                                                   -----------
     Preliminary estimate of adjustments to fair value of
     identifiable net assets acquired...............................                                  18,513.7
                                                                                                   -----------
     Acquisition goodwill...........................................                               $   7,462.3
                                                                                                   ===========

                              COMCAST CORPORATION

         NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                  (AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)
                                  (CONCLUDED)

Calculation of goodwill acquisition adjustment
            acquisition goodwill....................................                      $   7,462.3
            Gross value of AT&T Broadband Group goodwill............                        (15,162.0)
                                                                                          -----------

(b1)        Goodwill acquisition adjustment.........................                      $  (7,699.7)
                                                                                          ===========
            (i)  Shares of common stock issued in the AT&T Broadband
                 acquisition........................................      1,235.0
                 Share equivalent of intrinsic value of AT&T
                 Broadband Group stock options and stock
                 appreciation rights................................         (2.0)
                                                                       ----------
                 Common stock issued to AT&T shareholders...........      1,233.0
                                                                       ==========

Certain programming and other contracts of AT&T Broadband Group and Comcast Holdings may, by their terms, be assumed, altered or terminated as a result of the completion of the AT&T Broadband acquisition. However, prior to the completion of a review of all of AT&T Broadband Group's programming and other contracts, management does not expect to be able to estimate the impact of duplicate, favorable or unfavorable contracts that may result from the ultimate allocation of purchase price. See note (l) to the Unaudited Pro Forma Combined Condensed Statements of Operations for a sensitivity analysis of purchase price allocation.

(c) Represents the refinancing of existing short-term debt due to AT&T ($7,823.0) with new debt of Comcast. The refinancing is assumed to be funded with $4,000.0 of short-term debt and with $3,823.0 of long-term debt. These amounts give effect to the exchange offer described above.

(d) Represents the reclassification of AT&T Broadband Group's investment in Comcast Holdings as follows:

     Elimination of Comcast Holdings stock held by AT&T Broadband Group.........................     $  (986.5)
     Reclassification of Comcast Holdings stock held by AT&T Broadband Group to equity (par
        value common stock $47.3 and additional capital $939.2).................................         986.5
                                                                                                     ---------
                                                                                                     $
                                                                                                     =========

(e) Represents the elimination of AT&T Broadband Group bonds owned by Comcast Holdings at September 30, 2002.

                              COMCAST CORPORATION

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                               Historical   Historical
                                                 Comcast       AT&T        Intercompany         Pro Forma            Pro Forma
                                               Holdings(a)  Broadband(a)   Adjustments        Adjustments(d)         Comcast(l)
                                               -----------  ------------   ------------       --------------        -----------
                                                             (amounts in millions, except per share amounts)
Revenues
   Service revenues........................    $ 5,919.1    $  10,132.0     $  (108.9)(b)       $                   $  15,942.2
   Net sales from electronic retailing.....      3,917.3                                                                3,917.3
                                               ---------    -----------     ---------           ----------          -----------
                                                 9,836.4       10,132.0        (108.9)                                 19,859.5
                                               ---------    -----------     ---------           ----------          -----------
Costs and Expenses
   Operating (excluding depreciation)......      2,906.5        5,459.0         (62.8)(b)                               8,302.7
   Cost of goods sold from electronic
     retailing (excluding depreciation)....      2,514.0                                                                2,514.0
   Selling, general and administrative(m)..      1,745.7        2,582.0         (22.6)(b)                               4,305.1
   Depreciation............................      1,141.8        2,626.0                                                 3,767.8
   Amortization............................      2,274.6        2,154.0                           (1,882.9)(e)          2,545.7
   Asset impairment, restructuring and
     other charges.........................                     1,494.0                                                 1,494.0
                                               ---------    -----------     ---------           ----------          -----------
                                                10,582.6       14,315.0         (85.4)            (1,882.9)            22,929.3
                                               ---------    -----------     ---------           ----------          -----------
Operating loss                                    (746.2)      (4,183.0)        (23.5)             1,882.9             (3,069.8)
Other income (expense)
                                                                                                      87.5 (f)
   Interest expense........................       (734.1)      (1,735.0)                              (1.8)(g)         (2,383.4)
   Investment income (expense).............      1,061.7       (1,947.0)        (18.7)(b)                                (904.0)
                                                                                                    (106.0)(h)
   Equity in net income (losses) of
     affiliates............................        (28.5)                                            148.0 (e)             13.5
   Other income (expense)..................      1,301.0         (927.0)                                                  374.0
                                               ---------    -----------     ---------           ----------          -----------
                                                 1,600.1       (4,609.0)        (18.7)               127.7             (2,899.9)
                                               ---------    -----------     ---------           ----------          -----------
Income (loss) before income taxes,
   minority interest and cumulative
   effect of accounting change............         853.9       (8,792.0)        (42.2)             2,010.6             (5,969.7)
                                                                                                    (561.3)(i)
Income tax (expense) benefit..............        (469.4)       3,857.0        (750.3)(c)             37.0 (h)          2,113.0
                                               ---------    -----------     ---------           ----------          -----------
Income (loss) before minority interest
   and cumulative effect of accounting
   change.................................         384.5       (4,935.0)       (792.5)             1,486.3             (3,856.7)
Net loss from equity investments..........                        (69.0)                              69.0 (h)
Minority interest income (expense)........        (160.4)         833.0         (24.0)(b)            160.0 (j)            808.6
                                               ---------    -----------     ---------           ----------          -----------
Income (loss) before cumulative effect of
   accounting change......................     $   224.1    $  (4,171.0)    $  (816.5)          $  1,715.3          $  (3,048.1)
                                               =========    ===========     =========           ==========          ===========
Earnings (loss) per share from continuing
   operations - basic.....................     $    0.24                                                            $      (1.35)
Earnings (loss) per share from continuing
   operations - assuming dilution.........     $    0.23                                                            $      (1.35)
Weighted average number of common shares
   outstanding - basic....................         949.7                                           1,300.7 (k)          2,250.4
Weighted average number of common shares
   outstanding - assuming dilution........         964.5                                           1,285.9 (k)          2,250.4

  See Notes to Unaudited Pro Forma Combined Condensed Statement of Operations

                              COMCAST CORPORATION

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

                                               Historical   Historical
                                                 Comcast       AT&T        Intercompany         Pro Forma            Pro Forma
                                               Holdings(a)  Broadband(a)   Adjustments        Adjustments(d)         Comcast(l)
                                               -----------  ------------   ------------       --------------        -----------
                                                             (amounts in millions, except per share amounts)
Revenues
Service revenues..........................     $ 5,086.3    $   7,512.0     $   (42.0)(b)       $                   $  12,556.3
Net sales from electronic retailing.......       2,999.8                                                                2,999.8
                                               -----------    ------------   ------------       ----------          -----------
                                                 8,086.1        7,512.0         (42.0)                                 15,556.1
                                               -----------    ------------   ------------       ----------          -----------
Costs and expenses
Operating (excluding depreciation)........       2,191.4        3,889.0         (27.0)(b)                               6,053.4
Cost of goods sold from electronic
   retailing (excluding depreciation).....       1,903.1                                                                1,903.1
Selling, general and administrative.......       1,491.0        2,037.0         (15.0)(b)                               3,513.0
Depreciation..............................       1,015.5        2,043.0                                                 3,058.5
Amortization..............................         155.1          161.0                                                   316.1
Goodwill and franchise impairment charges.                     16,525.0                                                16,525.0
Asset impairment, restructuring and other
   charges................................                         56.0                                                    56.0
                                               -----------    ------------   ------------       ----------          -----------
                                                 6,756.1       24,711.0         (42.0)                                 31,425.1
                                               -----------    ------------   ------------       ----------          -----------
Operating income (loss)...................       1,330.0      (17,199.0)                                              (15,869.0)
Other income (expense)....................
                                                                                                    (101.8)(f)
Interest expense..........................        (543.5)      (1,111.0)                             (24.2)(g)         (1,780.5)
Investment expense........................        (760.4)      (1,172.0)                                               (1,932.4)
Equity in net losses of affiliates........         (59.9)                                         (1,001.0)(h)         (1,060.9)
Other income (expense)....................         (10.8)         523.0                                                   512.2
                                               -----------    ------------   ------------       ----------          -----------
                                                (1,374.6)      (1,760.0)                          (1,127.0)            (4,261.6)
                                               -----------    ------------   ------------       ----------          -----------
Loss before income taxes, minority
   interest, extraordinary items and
   cumulative effect of accounting change.         (44.6)     (18,959.0)                          (1,127.0)           (20,130.6)
                                                                                                      48.9(i)
Income tax benefit (expense)..............         (52.3)       5,536.0                              386.0(h)           5,918.6
                                               -----------    ------------   ------------       ----------          -----------
Loss before minority interest,
   extraordinary items and cumulative
   effect of accounting change                     (96.9)     (13,423.0)                            (692.1)           (14,212.0)
Net loss related to equity investments....                       (615.0)                             615.0(h)
Minority interest expense.................        (126.0)        (206.0)                             120.0(j)            (212.0)
                                               -----------    ------------   ------------       ----------          -----------
Loss before extraordinary items and
   cumulative effect of accounting change.     $  (222.9)   $ (14,244.0)    $                   $     42.9          $ (14,424.0)
                                               =========    ===========     =============       ==========          ===========
Loss per share from continuing operations
   - basic................................     $   (0.23)                                                           $     (6.40)
Loss per share from continuing operations
   - assuming dilution....................     $   (0.23)                                                           $     (6.40)
Weighted average number of common shares
   outstanding - basic....................         952.2                                           1,300.7(k)           2,252.9
Weighted average number of common shares
   outstanding - assuming dilution........         952.2                                           1,300.7(k)           2,252.9

  See Notes to Unaudited Pro Forma Combined Condensed Statement of Operations

                              COMCAST CORPORATION

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                            STATEMENT OF OPERATIONS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

(a) These columns reflect the historical statements of operations of the respective companies.

(b) Adjustment reflects the elimination of historical intercompany transactions between Comcast Holdings and AT&T Broadband Group as follows: amounts charged by Comcast Holdings to AT&T Broadband Group for programming, the gains and losses resulting from the sales of certain cable systems by AT&T Broadband Group to Comcast Holdings and Excite@Home transactions.

(c) Represents the elimination of the aggregate historical income tax effects recorded by Comcast Holdings and AT&T Broadband Group on Note (b) adjustments above.

(d) AT&T Broadband Group has certain intercompany agreements with AT&T Corp. which were terminated as of the date of the AT&T Broadband acquisition. The costs of replacing these services is uncertain. However, the impact of the termination of these arrangements is not expected to be material.

(e) Represents the elimination of AT&T Broadband Group's historical goodwill and cable franchise rights amortization expense for consolidated subsidiaries and equity method investments. Under the accounting rules set forth in SFAS No. 142 issued by the Financial Accounting Standards Board in June 2001, goodwill and intangibles with indefinite lives are not amortized against earnings other than in connection with an impairment.

(f) Represents the net effect on interest expense resulting from the financings described in Note (c) to the Unaudited Pro Forma Combined Condensed Balance Sheet. Pro forma interest expense was calculated based on the historical interest rates for the historical debt outstanding and assumed interest rates for the new credit facilities. The pro forma financial information assumes the financings occurred on January 1, 2001. Amortization of deferred financing costs was calculated based on the amounts and terms of the new facilities. Short-term rates are assumed to be 3% and long term rates are assumed to be 7%. Assuming interest rates changed by 0.125%, the related interest expense and pre-tax impact on earnings would be $9.8 million for the year ended December 31, 2001 and $7.4 million for the nine months ended September 30, 2002.

(g) Represents the net effect in interest expense as a result of the adjustment of AT&T Broadband Group's long-term debt to its fair value as described in Note (b5) to the Unaudited Pro Forma Combined Condensed Balance Sheet. The difference between the fair value and the face amount of each borrowing is amortized to interest expense over the remaining term of the borrowing.

(h) Represents the reclassification of losses in equity investments for the year ended December 31, 2001 and losses related to equity method investments for the nine months ended September 30, 2002 to conform with the presentation currently used by Comcast Holdings.

(i)  Represents the aggregate pro forma income tax effect of Notes (e) through
     (g) above at the combined federal and state statutory rate.

(j) Represents the elimination of historical impact of the QUIPS exchanged for AT&T Broadband Group common stock.

(k) For basic earnings (loss) per share, this adjustment represents the issuance of Comcast shares to AT&T shareholders and Microsoft offset by shares of Comcast Holdings owned by AT&T Broadband Group which are classified as treasury shares (see Note (d) to the Unaudited Pro Forma Combined Condensed Balance Sheet). In addition, earnings per share assuming dilution has been adjusted to include the dilutive effects of Comcast stock options issued in exchange for the AT&T Broadband Group stock options as well as adjustment for the year-ended December 31, 2001 to Comcast's historical average dilutive shares outstanding since such shares would be anti-dilutive on a pro forma basis.

(l) The pro forma combined condensed financial statements reflect a preliminary allocation to tangible assets, liabilities, goodwill and other intangible assets. The final purchase price allocation may result in different allocations for tangible and intangible assets than that presented in these pro forma combined condensed financial statements. The following table shows the absolute dollar effect on pro forma net income (loss) applicable to common shares and net income
     (loss) per share assuming dilution for every $500 of purchase price allocated to amortizable assets or certain liabilities over assumed weighted-average useful lives. An increase in the purchase amount allocated to amortizable assets or a decrease in the amount allocated to certain liabilities will result in a decrease to net income. A decrease in the amount allocated to amortizable assets or an increase in the amount allocated to certain liabilities will result in an increase to net income.

                                                                   Nine Month
                                                    Year Ended       Ended
                                                    December 31,  September 30,
                  Weighted Average Life                 2001          2002
--------------------------------------------------  ------------  -------------
Five years
   Net Income.....................................     $61.5         $46.1
   Per Share......................................     $0.03         $0.02
Ten years
   Net Income.....................................     $30.8         $23.1
   Per Share......................................     $0.01         $0.01
Twenty years
   Net Income.....................................     $15.4         $11.5
   Per Share......................................     $0.01         $0.01

                  SELECTED FINANCIAL DATA OF COMCAST HOLDINGS


     The consolidated selected financial data of Comcast Holdings below for the nine months ended September 30, 2002 and 2001 were derived from the unaudited condensed consolidated financial statements of Comcast Holdings, and the consolidated selected financial data of Comcast Holdings for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 were derived from the audited consolidated financial statements of Comcast Holdings.

                                         Nine Months
                                      Ended September 30,                        Years Ended December 31,
                                    ----------------------    -------------------------------------------------------------
                                      2002          2001         2001         2000         1999         1998         1997
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                                                  (Dollars in millions, except per share amounts)
Statement of Operations Data:
Revenues ........................   $ 8,086.1    $ 6,971.5    $ 9,836.4    $ 8,357.0    $ 6,632.0    $ 5,512.9    $ 4,773.0
Operating income (loss) .........     1,330.0       (412.0)      (746.2)      (161.0)       664.0        557.1        466.6
Income loss) from continuing
   operations before
   cumulative effect of
   accounting change ............      (222.9)       545.1        224.1      2,021.5        729.9      1,003.5       (213.1)
Discontinued operations(1) ......                                                           335.8        (31.4)       (25.6)
Cumulative effect of
   accounting change ............                    384.5        384.5
Net income (loss) ...............      (222.9)       929.6        608.6      2,021.5      1,065.7        972.1       (238.7)
Basic earnings (loss) for
   common stockholders per
   common share(2)
   Income (loss) from
     continuing operations
     before cumulative effect
     of accounting change .......   $   (0.23)   $    0.58    $    0.24    $    2.24    $    0.93    $    1.33    $    (.33)
   Discontinued operations(1) ...                                                            0.45         (.04)        (.04)
   Cumulative effect of
     accounting change ..........                     0.40         0.40
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
   Net income (loss) ............   $   (0.23)   $    0.98    $    0.64    $    2.24    $    1.38    $    1.29    $    (.37)
                                    =========    =========    =========    =========    =========    =========    =========
Diluted earnings (loss) for
   common stockholders per
   common share(2)
   Income (loss) from
     continuing operations
     before cumulative
     effect of accounting
     change .....................   $   (0.23)   $    0.56    $    0.23    $    2.13    $    0.89    $    1.24    $    (.33)
   Discontinued operations(1) ...                                                            0.41         (.03)        (.04)
   Cumulative effect of
     accounting change ..........                     0.40         0.40
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
   Net income (loss) ............   $   (0.23)   $    0.96    $    0.63    $    2.13    $    1.30    $    1.21    $    (.37)
                                    =========    =========    =========    =========    =========    =========    =========
Cash dividends declared per
   common share(2) ..............                                                                    $   .0467    $   .0467
Balance Sheet Data (at period
   end):
Total assets ....................   $35,777.3    $38,921.8    $38,260.5    $35,874.0    $28,823.4    $14,710.5    $11,234.3
Working capital .................       400.1       (184.1)     1,454.6      1,694.5      4,786.1      2,505.0         13.6
Long-term debt ..................     9,927.9     11,494.8     11,741.6     10,517.4      8,707.2      5,464.2      5,334.1
Stockholders' equity ............    13,941.6     14,838.8     14,473.0     14,086.4     10,341.3      3,815.3      1,646.5


Supplementary Financial Data:
Operating income before
   depreciation and
   amortization(3) ..............   $ 2,500.6    $ 2,027.7    $ 2,670.2    $ 2,458.3    $ 1,879.6    $ 1,496.3    $ 1,293.1
Net cash provided by (used
   in) (4)
    Operating activities ........     2,000.2      1,582.6      1,596.6      1,219.3      1,249.4      1,067.7        844.6
    Financing activities ........    (1,052.4)     1,219.8      1,476.3       (271.4)     1,341.4        809.2        283.9
    Investing activities ........      (728.0)    (2,795.5)    (3,374.4)    (1,218.6)    (2,539.3)    (1,415.3)    (1,045.8)

----------------
(1) In July 1999, Comcast Holdings sold Comcast Cellular Corporation to SBC Communications, Inc. Comcast Cellular is presented as a discontinued operation for all periods presented.

(2) Adjusted for Comcast Holdings' two-for-one stock split in the form of a 100% stock dividend in May 1999.

(3) Operating income before depreciation and amortization is commonly referred to in Comcast Holdings' business as "operating cash flow." Operating cash flow is a measure of a company's ability to generate cash to service its obligations, including debt service obligations, and to finance capital and other expenditures. In part due to the capital intensive nature of Comcast Holdings' businesses and the resulting significant level of non-cash depreciation and amortization expense, operating cash flow is frequently used as one of the bases for comparing businesses in Comcast Holdings' industries, although Comcast Holdings' measure of operating cash flow may not be comparable to similarly titled measures of other companies. Operating cash flow is the primary basis used by Comcast Holdings' management to measure the operating performance of Comcast Holdings' businesses. Operating cash flow does not purport to represent net income or net cash provided by operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of Comcast Holdings' performance.

(4) Represents net cash provided by (used in) operating activities, financing activities and investing activities as presented in Comcast Holdings' consolidated statement of cash flows.

                SELECTED FINANCIAL DATA OF AT&T BROADBAND GROUP

     Presented in the table below is selected financial data of AT&T Broadband Group. AT&T Broadband Group was an integrated business of AT&T and not a stand-alone entity. AT&T assigned and transferred the assets, liabilities and businesses of AT&T Broadband Group to Comcast Cable Communications Holdings, Inc. in connection with the AT&T Broadband acquisition. AT&T Broadband Group consisted primarily of the assets, liabilities and business of AT&T Broadband, LLC (formerly known as Tele-Communications, Inc. and now known as Comcast Cable Holdings, LLC), acquired by AT&T on March 9, 1999, and MediaOne Group, Inc. (now known as Comcast MO Group, Inc.), acquired by AT&T on June 15, 2000.

     The combined income statement data of AT&T Broadband Group for the years ended December 31, 2001 and 2000 and the ten months ended December 31, 1999 and the combined balance sheet data of AT&T Broadband Group at December 31, 2001 and 2000 were derived from the audited combined financial statements of AT&T Broadband Group. The remaining data was derived from unaudited combined financial statements of AT&T Broadband Group.

     The financial data presented below is not necessarily comparable from period to period as a result of several transactions, including the acquisition and dispositions of cable systems, primarily the Tele-Communications, Inc. and MediaOne Group, Inc. acquisitions. For this and other reasons, you should read the selected historical financial data provided below in conjunction with the combined financial statements and accompanying notes of AT&T Broadband Group incorporated by reference in this prospectus.

                                                                                                              At or for
                                                                                                                 the
                                                                                                             Ten Months
                                                       At or for the                                            Ended
                                                        Nine Months                At or for the Years         December
                                                    Ended September 30,             Ended December 31,           31,
                                                  ------------------------      ------------------------      ---------
                                                     2002           2001           2001         2000(1)        1999(2)
                                                  ---------      ---------      ---------      ---------      ---------
                                                                              (Dollars in millions)
Income Statement Data:
Revenue .....................................     $   7,512      $   7,756      $  10,132      $   8,445      $   5,080
Operating loss ..............................       (17,199)        (3,567)        (4,183)        (8,656)        (1,177)
Loss before extraordinary gain and cumulative
   effect of accounting changes .............       (14,244)        (2,988)        (4,171)        (5,370)        (2,200)
Balance Sheet Data:
Total assets ................................     $  82,421      $ 104,261      $ 103,187      $ 117,534      $  58,228
Total debt ..................................        22,853         23,274         23,285         28,420         14,900
Minority interest ...........................         1,214          3,319          3,302          4,421          2,327
Company-Obligated Convertible Quarterly
   Preferred Securities .....................         4,728          4,718          4,720          4,710          4,700

---------
(1) Effective June 15, 2000, AT&T acquired MediaOne Group, Inc., which was attributed to AT&T Broadband Group. The acquisition was accounted for under the purchase method of accounting.

(2) Effective March 1, 1999, AT&T acquired Tele-Communications, Inc., which was attributed to AT&T Broadband Group. The acquisition was accounted for under the purchase method of accounting.

                          MARKET PRICES AND DIVIDENDS


     Our Class A Special Common Stock is admitted for trading on The Nasdaq National Market System under the ticker "CMCSK." The following table sets forth the high and low reported last sales price for our shares of Class A Special Common Stock during the periods indicated from November 19, 2002, when the shares of Class A Special Common Stock began trading under the symbol "CMCSK." No dividends were paid during these periods.


     For current price information, you should consult publicly available sources.


     Calendar Period                                         High         Low
     ---------------                                      --------     --------
     2002
         Fourth Quarter (from November 19, 2002) .......  $  25.10     $  22.04
     2003
         First Quarter (through January 27, 2003) ......  $  27.30     $  23.60

     Prior to the completion of the AT&T Broadband acquisition on November 18, 2002, Comcast Holdings' Class A Special Common Stock was admitted for trading on The Nasdaq National Market under the symbol "CMCSK." The following table sets forth, for the periods indicated, the high and low last reported sales price of Comcast Holding's Class A Special Common Stock and dividends paid on such shares, as adjusted for Comcast Holding's two-for-one stock split in the form of a 100% stock dividend in May 1999.

                                                                                     Dividends
     Calendar Period                                         High         Low          Paid
     ---------------                                      --------     --------      --------
     1999
         First Quarter .................................  $  38.56     $  29.63      $  .0117
         Second Quarter ................................     42.00        29.44
         Third Quarter .................................     41.56        32.63
         Fourth Quarter ................................     56.50        35.69
     2000
         First Quarter .................................  $  54.56     $  38.31
         Second Quarter ................................     44.19        29.75
         Third Quarter .................................     41.06        31.06
         Fourth Quarter ................................     43.94        34.00
     2001
         First Quarter .................................  $  45.88     $  38.69
         Second Quarter ................................     45.50        39.50
         Third Quarter .................................     43.31        32.51
         Fourth Quarter ................................     40.18        35.19
     2002
         First Quarter .................................  $  37.33     $  29.65
         Second Quarter ................................     32.15        22.33
         Third Quarter .................................     25.12        16.80
         Fourth Quarter (through November 18, 2002) ....     26.24        16.93

    DESCRIPTION OF OUR CLASS A SPECIAL COMMON STOCK AND OTHER CAPITAL STOCK


     The statements made under this caption include summaries of certain provisions contained in our articles of incorporation and by-laws. These statements do not purport to be complete and are qualified in their entirety by reference to such articles of incorporation and by-laws.

     We have three classes of common stock outstanding: Class A Common Stock, $0.01 par value per share; Class A Special Common Stock, $0.01 par value per share; and Class B Common Stock, $0.01 par value per share. There are currently authorized 7.5 billion shares of Class A Common Stock, 7.5 billion shares of Class A Special Common Stock and 75 million shares of Class B Common Stock. At the close of business on January 27, 2003 there were outstanding 1.355 billion shares of Class A Common Stock, 930.9 million shares of Class A Special Common Stock and 9.4 million shares of Class B Common Stock.

Dividends

     Subject to the preferential rights of any preferred stock then outstanding, Holders of our Class A Common Stock, Class A Special Common Stock, and Class B Common Stock are entitled to receive, from time to time, when, as and if declared, in the discretion of our Board, such cash dividends as our Board may from time to time determine, out of such funds as are legally available therefore, in proportion to the number of shares held by them, respectively, without regard to class.

     Holders of our Class A Common Stock, Class A Special Common Stock, and Class B Common Stock will also be entitled to receive, from time to time, when, as and if declared by our Board, such dividends of our stock or other property as our Board may determine, out of such funds as are legally available therefore. However, stock dividends on, or stock splits of, any class of common stock will not be paid or issued unless paid or issued on all classes of our common stock, in which case they will be paid or issued only in shares of that class; provided, however, that stock dividends on, or stock splits of, our Class B Common Stock may also be paid or issued in shares of our Class A Special Common Stock.

     We do not intend to pay dividends on our common stock for the foreseeable future.

Voting Rights

     Except as required by law, holders of our Class A Special Common Stock are not be entitled to vote. When holders of our Class A Special Common Stock are entitled to vote by applicable law, each share of our Class A Special Common Stock has the same number of votes as each share of our Class A Common Stock.

     On all matters submitted for a vote of holders of all classes of our voting stock, holders of our Class A Common Stock in the aggregate hold 66 2/3% of the aggregate voting power of our capital stock as of completion of the AT&T Broadband acquisition.

     Each share of our Class A Common Stock has the number of votes equal to a quotient the numerator of which is the excess of (1) the Total Number of Votes (as defined below in this paragraph) over (2) the sum of (A) the Total Number of B Votes (as defined below in this paragraph) and (B) the Total Number of Other Votes (as defined below in this paragraph) and the denominator of which is the number of outstanding shares of our Class A Common Stock. "Total Number of Votes" on any record date is equal to a quotient the numerator of which is the Total Number of B Votes on such record date and the denominator of which is the B Voting Percentage (as defined below in this paragraph) on such record date. "Total Number of B Votes" on any record date is equal to the product of
(1) 15 and (2) the number of outstanding shares of our Class B Common Stock on such record date. "Total Number of Other Votes" on any record date means the aggregate number of votes to which holders of all classes of our capital stock other than holders of our Class A Common Stock and our Class B Common Stock are entitled to cast on such record date in an election of directors. "B Voting Percentage" on any record date means the portion (expressed as a percentage) of the total number of votes to which all holders of our Class B Common Stock are entitled to cast on such record date in an election of directors. Initially, the B Voting Percentage will be 33 1/3%.

     If the number of shares of our Class A Common Stock or our Class B Common Stock outstanding is reduced for any reason (e.g., by repurchase or, in the case of our Class B Common Stock only, conversion), the aggregate voting power of the applicable class of our capital stock will be proportionately reduced. If additional shares of our Class A Common Stock or our Class B Common Stock are issued, the relative aggregate voting power of the two classes of our common stock will change (based on the principle that each share of our Class B Common Stock will be entitled to 15 times the vote of each share of our Class A Common Stock) to the extent such issuance is disproportionate as between the relative number of shares of the two classes outstanding prior to the issuance, but the combined aggregate voting power of the two classes of stock will remain constant at approximately 38 47/100% (except to the extent there has been a reduction in the aggregate voting power of either class of stock as described in the preceding sentence).

     Subject to the next sentence, on all matters submitted for a vote of holders of one or more classes of our voting stock, holders of our Class B Common Stock in the aggregate will hold 33 1/3% of the aggregate voting power of our capital stock, regardless of the number of shares of our Class A Common Stock or any other class of our capital stock outstanding at any time. If the number of shares of our Class B Common Stock outstanding is reduced for any reason (e.g., by repurchase or conversion), the aggregate voting power of our Class B Common Stock will be proportionately reduced.

     Each share of our Class B Common Stock has 15 votes.


Approval Rights


     Except as required by law, holders of Class A Special Common Stock and Class A Common Stock have no specific approval rights over any corporate actions.

     Holders of our Class B Common Stock have an approval right over (1) any merger of us with another company or any other transaction, in each case that requires our shareholders' approval under applicable law, or any other transaction that would result in any person or group owning shares representing in excess of 10% of the aggregate voting power of the resulting or surviving corporation, or any issuance of securities (other than pursuant to director or officer stock option or purchase plans) requiring our shareholders' approval under the rules and regulations of any stock exchange or quotation system; (2) any issuance of our Class B Common Stock or any securities exercisable or exchangeable for or convertible into our Class B Common Stock; and (3) charter or bylaw amendments (such as a charter amendment to opt in to any of the Pennsylvania antitakeover statutes) and other actions (such as the adoption, amendment or redemption of a shareholder rights plan) that limit the rights of holders of our Class B Common Stock or any subsequent transferee of our Class B Common Stock to transfer, vote or otherwise exercise rights with respect to our capital stock.

Principal Shareholder

     Brian L. Roberts, our CEO and President, through his control of BRCC Holdings LLC and certain trusts, which own all outstanding shares of our Class B Common Stock, holds a nondilutable 33 1/3% of the combined voting power of our stock and also has separate approval rights over certain material transactions involving us, as described above under "--Approval Rights." The Class B Common Stock is convertible on a share-for-share basis into Class A Common Stock or Class A Special Common Stock. As of January 27, 2003, if BRCC Holdings LLC, the trusts and Mr. Roberts were to convert the Class B Common Stock which they are deemed to beneficially own into Class A Common Stock, Mr. Roberts would beneficially own 9,445,731 shares of Class A Common Stock, which is approximately 0.7% of the Class A Common Stock that would be outstanding after the conversion.

Conversion of Class B Common Stock

     The Class B Common Stock is convertible share for share into either the Class A Common Stock or the Class A Special Common Stock.

Preference on Liquidation

     In the event of our liquidation, dissolution or winding up, either voluntary or involuntary, the holders of Class A Special Common Stock, Class A Common Stock and Class B Common Stock are entitled to receive, subject to any liquidation preference of any preferred stock then outstanding, our remaining assets, if any, in proportion to the number of shares held by them without regard to class.

Mergers, Consolidations, Etc.

     Our charter provides that if in a transaction such as a merger, consolidation, share exchange or recapitalization holders of each class of our common stock outstanding on completion of the AT&T Broadband acquisition do not receive the same consideration for each of their shares of our common stock (i.e., the same amount of cash or the same number of shares of each class of stock issued in the transaction in proportion to the number of shares of our common stock held by them, respectively, without regard to class), holders of each such class of our common stock will receive "mirror" securities (i.e., shares of a class of stock having substantially equivalent rights as the applicable class of our common stock).


Miscellaneous

     The holders of Class A Special Common Stock, Class A Common Stock and Class B Common Stock do not have any preemptive rights. All shares of Class A Special Common Stock, Class A Common Stock and Class B Common Stock presently outstanding are, and all shares of the Class A Special Common Stock and Class A Common Stock offered hereby, or issuable upon conversion, exchange or exercise of securities offered hereby, will, when issued, be, fully paid and non-assessable. We have been advised that the Class A Special Common Stock and Class A Common Stock are exempt from existing Pennsylvania personal property tax.

     The transfer agent and registrar for our Class A Special Common Stock and Class A Common Stock is Equiserve, 525 Washington Blvd., Jersey City, New Jersey 07310. Their telephone number is (888) 883-8903.



                     DESCRIPTION OF SHAREHOLDER RIGHTS PLAN

     The following description of the material terms of a rights agreement with respect to a shareholder rights plan which we entered into in connection with the completion of the AT&T Broadband acquisition is qualified by reference to the terms of the rights agreement, which is included as an exhibit to the registration statement of which this prospectus is a part.


     The Rights. Pursuant to the rights agreement, our board declared on November 18, 2002 a dividend of one preferred stock purchase right (the "Rights") for each outstanding share of our Class A Common Stock, Class A Special Common Stock, and Class B Common Stock payable to holders of record at 3:40 p.m., New York City time, on November 18, 2002.

     After giving effect to the closing of AT&T Broadband acquisition on November 18, 2002, (i) there were outstanding approximately 1.355 billion shares of Class A Common Stock, 9.4 million shares of Class B Common Stock and
930.6 million shares of Class A Special Common Stock and (ii) there was reserved for issuance under the Company's stock option plans 95.8 million shares of Class A Common Stock and 66.2 million shares of Class A Special Common Stock. Each outstanding share of Common Stock at 3:40 p.m., New York City time, on the record date will receive one Right. Shares of Common Stock issued after the record date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. 2.5 million shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

     Rights holders have no rights as a shareholder of the Company, including the right to vote or to receive dividends.

     The rights agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

     The transferability and exercisability of the Rights will depend on whether a "Distribution Date" has occurred. A Distribution Date generally means the earlier of (1) the close of business on the tenth day after a public announcement that any person or group has become an "Acquiring Person" and (2) the close of business on the tenth business day after the date of the commencement of a tender or exchange offer by any person that could result in such person becoming an Acquiring Person. An Acquiring Person generally means any person or group (other than any holder of our Class B common stock or any of such holder's affiliates) who becomes the beneficial owner of our voting capital stock that represents 10% or more of the total number of votes that holders of our capital stock are entitled to cast with respect to any matter presented for a shareholder vote.


     Transferability. Prior to the Distribution Date, (1) the Rights will be evidenced by the certificates of the relevant underlying common stock and the registered holders of the common stock shall be deemed the registered holders of the associated Rights and (2) the Rights will be transferable only in connection with transfers of shares of the underlying common stock. After the Distribution Date, the rights agent will mail separate certificates evidencing the Rights to each holder of the relevant underlying common stock as of the close of business on the Distribution Date. Thereafter, the Rights will be transferable separately from the common stock.


     Exercisability. The Rights will not be exercisable prior to the Distribution Date. After the Distribution Date, but prior to the occurrence of an event described below under "--`Flip In' Feature" or "--`Flip Over' Feature," each Right will be exercisable to purchase for $125 one one-thousandth of a share of our Series A Participating Cumulative Preferred Stock.

     "Flip In" Feature. If any person becomes an Acquiring Person, each holder of a Right, except for the Acquiring Person or certain affiliated persons, will have the right to acquire, instead of one one-thousandth of a share of our Series A Participating Cumulative Preferred Stock, a number of shares of our Class A Common Stock, in each case having a market value equal to twice the exercise price of the Right. For example, if an initial purchase price of $125 were in effect on the date that the flip in feature of the Rights were exercised, any holder of a Right, except for the person that has become an Acquiring Person or certain affiliated persons, could exercise his or her Right by paying to us $125 in order to receive shares of our Class A Common Stock having a value equal to $250.

     "Exchange" Feature. At any time after a person becomes an Acquiring Person (but before any person becomes the beneficial owner of our voting capital stock representing 50% or more of the total number of votes which holders of our capital stock are entitled to cast with respect to any matter presented for a shareholder vote), our Board may exchange all or some of the Rights, except for those held by any Acquiring Person or certain affiliated persons, for our Class A Common Stock at an exchange ratio of one share of our Class A Common Stock for each Right. Use of this exchange feature means that eligible Rights holders would not have to pay cash before receiving shares of our Class A Common Stock.


     "Flip Over" Feature. If, after a person becomes an Acquiring Person, (1) we are involved in a merger or other business combination in which we are not the surviving corporation or any of our common stock is exchanged for other securities or assets or (2) we and/or one or more of our subsidiaries sell or transfer assets or earning power aggregating 50% or more of the assets or earning power of us and/or our subsidiaries, then each Right will entitle the holder, except for any Acquiring Person or certain affiliated persons, to purchase a number of shares of common stock of the other party to the transaction having a value equal to twice the exercise price of the Right.

     Redemption of Rights. Our Board may redeem all of the Rights at a price of $0.001 per Right at any time prior to the time that any person becomes an Acquiring Person. The right to exercise will terminate upon redemption, and at that time, holders of the Rights will have the right to receive only the redemption price for each Right they hold.


     Amendment of Rights. For so long as the Rights are redeemable, the rights agreement may be amended in any respect. At any time when the Rights are no longer redeemable, the rights agreement may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person and certain affiliated persons), cause the rights agreement to become amendable except as set forth in this sentence or cause the Rights again to become redeemable.

     Expiration of Rights. If not previously exercised or redeemed, the Rights will expire on November 18, 2012, unless earlier exchanged.

     Anti-Takeover Effects. The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire us without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by our Board since the Rights may be redeemed by us as described above.

     Taxation. While the dividend of the Rights will not be taxable to stockholders or to us, stockholders or we may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.


     Series A Preferred Stock. In connection with the creation of the Rights, our Board authorized the issuance of shares of our preferred stock designated as our Series A Participating Cumulative Preferred Stock. We will design the dividend, liquidation, voting and redemption features of our Series A Participating Cumulative Preferred Stock so that the value of one-thousandth of a share of our Series A Participating Cumulative Preferred Stock approximates the value of one share of our Class A Common Stock. Shares of our Series A Participating Cumulative Preferred Stock will be purchasable only after the Rights have become exercisable. The rights of our Series A Participating Cumulative Preferred Stock as to dividends, liquidation and voting, and in the event of mergers or consolidations, are protected by customary antidilution provisions.



                    DESCRIPTION OF AT&T BROADBAND ACQUISITION

     The following summary of material transactions and continuing obligations in connection with the AT&T Broadband acquisition is qualified by reference to the merger agreement, as amended, and the related agreements described below, which are exhibits to the registration statement of which this prospectus is a part.

The Merger Agreement

   Governance Arrangements

     Our Board of Directors. Our Board has twelve members, five of whom - Ralph
J. Roberts, Brian L. Roberts, Sheldon M. Bonovitz, Julian A. Brodsky and Decker Anstrom - were designated at the time of the AT&T Broadband acquisition by Comcast Holdings from the then-existing Comcast Holdings Board, five of whom -
C. Michael Armstrong, J. Michael Cook, George M.C. Fisher, Louis A. Simpson and Michael I. Sovern - were designated by AT&T from the then-existing AT&T Board and two of whom - Kenneth J. Bacon and Dr. Judith Rodin - were independent persons jointly designated by Comcast Holdings and AT&T. At all times, our Board will consist of a majority of independent persons. The individuals designated by each of Comcast Holdings and AT&T were mutually agreed upon by Comcast Holdings and AT&T. All of the initial director designees will hold office until the 2004 annual meeting of our shareholders, which will be held in April 2004. After this initial term, our entire Board will be elected annually. Brian L. Roberts, through his control of BRCC Holdings LLC, holds a 33 1/3% nondilutable voting interest in our stock.

     Management. Under the merger agreement, C. Michael Armstrong, AT&T's Chairman of the Board, will be our Chairman of the Board until the 2005 annual meeting of our shareholders and will serve as non-executive Chairman of the Board from April 1, 2004 until the 2005 annual meeting of our shareholders. Thereafter, Brian L. Roberts will be the Chairman of the Board. Removal of the Chairman of the Board will require the vote of at least 75% of the entire Board until the earlier to occur of (1) the date on which neither C. Michael Armstrong nor Brian L. Roberts is Chairman of the Board and (2) the sixth anniversary of the 2004 annual meeting of our shareholders.

     Upon completion of the AT&T Broadband acquisition, Brian L. Roberts, Comcast Holdings' President, became our CEO. Brian L. Roberts will also be President for as long as he is the CEO. Removal of the CEO requires the vote of at least 75% of our entire Board until the earlier of the date when Brian L. Roberts is not the CEO and the sixth anniversary of the 2004 annual meeting of shareholders.

     We will also have an Office of the Chairman comprised of the Chairman of the Board and the CEO until the earlier to occur of (1) the 2005 annual meeting of our shareholders and (2) the date on which C. Michael Armstrong ceases to be the Chairman of the Board. The Office of the Chairman will be our principal executive deliberative body with responsibility for corporate strategy, policy and direction, governmental affairs and other significant matters.

     Our charter provisions that implement the foregoing governance arrangements may not be amended or changed except with the approval of at least 75% of our entire Board until the earlier to occur of (1) the date on which Brian L. Roberts is no longer serving as Chairman of the Board or CEO and (2) the sixth anniversary of the 2004 annual meeting of our shareholders.

     BRCC Holdings LLC hold shares of our Class B common stock constituting 33 1/3% of the combined voting power of our common stock. Brian L. Roberts has sole voting power over membership interests representing a majority of the voting power of all BRCC Holdings LLC equity.

   Employee Benefits Matters; Indemnification and Insurance

     In the merger agreement, we agreed to honor the terms of all Comcast Cable Communications Holdings' employee benefit plans and arrangements and to pay and provide the benefits required thereunder, recognizing that the AT&T Broadband acquisition is a change in control under the plans, and to provide, until December 31, 2003, to employees of Comcast Cable Communications Holdings and its subsidiaries (other than those subject to collective bargaining obligations or agreements) aggregate employee benefits and compensation that are substantially comparable in the aggregate to those provided by Comcast Cable Communications Holdings and its subsidiaries as of the completion of the AT&T Broadband acquisition, other than benefits provided under severance or separation plans of Comcast Cable Communications Holdings or its subsidiaries. Until December 31, 2003, we have agreed to continue certain severance plans of Comcast Cable Communications Holdings and its subsidiaries without adverse change, including those that provide certain enhanced benefits to AT&T executive officers who became employees of Comcast Cable Communications Holdings prior to consummation of the AT&T Broadband acquisition. Based on currently available information, if all such executive officers were terminated without cause immediately following completion of the AT&T Broadband acquisition, they would receive severance payments equal in the aggregate to approximately $44.7 million.

   Obligations Relating to Comcast Cable Communications Holdings' TOPrS
Securities

     We have agreed, on the earliest date on which the Comcast Cable Communications Holdings debt known by the acronym TOPrS as to which AT&T has guaranteed certain obligations may be redeemed, to either redeem such series of TOPrS, cause AT&T to be released from any such guarantee or post a letter of credit in respect of such debt. As of the date of this filing, approximately $500 million of outstanding TOPrS remains subject to this obligation.

The Separation and Distribution Agreement

   The Separation

     Assignment. AT&T assigned and transferred to Comcast Cable Communications Holdings all of AT&T's and its subsidiaries' right, title and interest in all of the assets of AT&T's broadband business which are not already held by Comcast Cable Communications Holdings or a Comcast Cable Communications Holdings subsidiary. The assets comprising AT&T's broadband business are generally determined in the following manner:

     o assets reflected in the AT&T Broadband Group balance sheet dated as of December 31, 2000 are assets of AT&T's broadband business, except as described below;

     o assets reflected in the AT&T Communications balance sheet dated as of December 31, 2000 are assets of AT&T's communications business, except as described below;

     o assets acquired after December 31, 2000 by AT&T or any of its subsidiaries utilizing assets of AT&T's broadband business are assets of AT&T's broadband business, except as described below;

     o any assets acquired after December 31, 2000 by AT&T or any of its subsidiaries utilizing assets of AT&T's communications business are assets of AT&T's communications business, except as described below;

     o certain assets are specifically assigned to AT&T's broadband business regardless of whether or not they are reflected in the AT&T Broadband Group balance sheet dated as of December 31, 2000;

     o certain assets are specifically assigned to AT&T's communications business regardless of whether or not they are reflected in the AT&T Communications balance sheet dated as of December 31, 2000; and

     o assets that are not reflected in the AT&T Broadband Group balance sheet or the AT&T Communications balance sheet, in each case dated as of December 31, 2000, or specifically assigned to AT&T's broadband business or AT&T's communications business are assigned to the business to which they primarily relate.

     Assumption. At the same time as the assignment, Comcast Cable Communications Holdings assumed all of the liabilities of AT&T's broadband business that were not already liabilities of Comcast Cable Communications Holdings or a Comcast Cable Communications Holdings subsidiary. The liabilities of AT&T's broadband business were generally determined in the following manner:

     o liabilities reflected in the AT&T Broadband Group balance sheet dated as of December 31, 2000 are liabilities of AT&T's broadband business, except as described below;

     o liabilities reflected in the AT&T Communications balance sheet dated as of December 31, 2000 are liabilities of AT&T's communications business, except as described below;

     o liabilities incurred after December 31, 2000 by entities transferred as part of AT&T's broadband business are liabilities of AT&T's broadband business, except as described below;

     o liabilities incurred after December 31, 2000 by entities not transferred as part of AT&T's broadband business are liabilities of AT&T's communications business, except as described below;

     o certain liabilities are specifically assigned to AT&T's broadband business regardless of whether or not they are reflected in the AT&T Broadband Group balance sheet dated as of December 31, 2000;

     o certain liabilities are specifically assigned to AT&T's communications business regardless of whether or not they are reflected in the AT&T Communications balance sheet dated as of December 31, 2000;

     o certain liabilities such as liabilities arising out of the AT&T Broadband acquisition or involving At Home or AT&T Wireless (to the extent AT&T is not indemnified by AT&T Wireless for such liabilities) are divided evenly between AT&T's broadband business and AT&T's communications business regardless of whether or not they are reflected in the AT&T Broadband Group balance sheet or the AT&T Communications balance sheet, in each case dated as of December 31, 2000; and

     o liabilities that are not reflected in the AT&T Broadband Group balance sheet or the AT&T Communications balance sheet, in each case dated as of December 31, 2000, or specifically assigned to AT&T's broadband business or AT&T's communications business are assigned to the business to which they primarily relate.

     The separation occurred on November 18, 2002, immediately prior to the mergers which occurred as part of the AT&T Broadband acquisition.

   Repayment of Intracompany Debt

     In connection with the closing of the AT&T Broadband acquisition, Comcast Cable Communications Holdings repaid all intracompany debt owed by AT&T's broadband business to AT&T's communications business. Comcast Cable Communications Holdings effected this repayment by making a cash payment to AT&T in an amount equal to $5.85 billion and by issuing approximately $3.50 billion in debt to retire existing AT&T debt. The cash payment referred to in the preceding sentence reflected certain adjustments and was made with the proceeds of (i) a borrowing by Comcast Cable Communications Holdings of $4 billion under a bridge credit agreement dated April 26, 2002 among Comcast Cable Communications Holdings, us, the lenders party thereto and JPMorgan Chase Bank, as administrative agent, Citibank N.A., as syndication agent, and Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc., as co-documentation agents, and (ii) a borrowing by Comcast Cable Communications Holdings of $2.5 billion under a credit agreement dated April 26, 2002 among Comcast Cable Communications Holdings, us, the lenders party thereto and JPMorgan Chase Bank, as administrative agent, swingline lender and issuing lender, Citibank N.A., as syndication agent, and Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc., as co-documentation agents, together referred to as the New Credit Facility in this prospectus. The retirement of existing AT&T debt by Comcast Cable Communications Holdings referred to above resulted from a recently completed debt exchange offer pursuant to which Comcast Cable Communications Holdings issued debt guaranteed by us and the cable guarantors in an aggregate principal amount of approximately $3.50 billion consisting of approximately $2.43 billion of 8.375% Notes Due 2013 and approximately $1.07 billion of 9.455% Notes Due 2022.

   Post-Spin-Off Transactions

     Our ability and the ability of Comcast Cable Communications Holdings to engage in specified acquisitions, redeem stock, issue equity securities or take any other action or actions that in the aggregate would be reasonably likely to have the effect of causing or permitting one or more persons to acquire directly or indirectly stock representing a 50% or greater interest, within the meaning of Section 355(e) of the Code, in Comcast Cable Communications Holdings or otherwise jeopardize the non-recognition of taxable gain or loss for U.S. federal income tax purposes to AT&T, AT&T affiliates and AT&T shareholders in connection with the separation and the Comcast Cable Communications Holdings spin-off may be limited until December 18, 2004.

   Disposition of Time Warner Entertainment Interest

     Sharing of Proceeds. The separation and distribution agreement provides that upon any disposition of all or any portion of its interest in TWE after the signing of the merger agreement, Comcast Cable Communications Holdings will pay AT&T 50% of the proceeds received from such disposition in excess of the threshold amount described in the next sentence reduced by taxes on 50% of such excess. The threshold amount is equal to the balance, plus 7% simple interest per annum on the balance, of $10.2 billion reduced by the aggregate proceeds of any previous dispositions of any portion of the TWE interest. If the TWE interest has not been fully disposed of within 54 months of the completion of the AT&T Broadband acquisition, the remaining TWE interest will be appraised at fair market value. To the extent that the amount of such appraisal exceeds the threshold amount specified above, Comcast Cable Communications Holdings has agreed to pay AT&T 50% of such excess, on a tax-adjusted basis.

     Restructuring Agreement. On August 21, 2002, AT&T and Comcast Holdings announced that they had entered into an agreement with AOL Time Warner providing for the restructuring of TWE. The restructuring agreement was intended to provide for a more orderly and timely disposition of AT&T Broadband Group's entire stake in TWE than would likely be available under the registration rights provisions of the TWE partnership agreement, which AT&T Broadband Group had been pursuing. Upon consummation of the AT&T Broadband acquisition, we assumed all of AT&T's interest in TWE and in the restructuring agreement.

     Under the restructuring agreement, which is expected to close in the first quarter of 2003, for its 27.64% interest in TWE, Comcast Cable Communications Holdings will receive $1.5 billion in common stock of AOL Time Warner Inc. (valued at the time of the closing and subject to certain limitations) and an effective 21% equity interest in all of AOL Time Warner's cable properties, including those already in TWE, and Comcast Cable Communications Holdings will also receive $2.1 billion in cash. As part of the restructuring, TWE will distribute to AOL Time Warner all of TWE's major content assets, which include Home Box Office (HBO), Warner Bros., and stakes in The WB Network, Comedy Central and Court TV. Time Warner Cable, which will own substantially all of AOL Time Warner's cable interests, is expected to conduct an initial public offering of common stock following the restructuring. Under the restructuring agreement, Comcast Cable Communications Holdings has registration rights enabling it to dispose of its shares in Time Warner Cable and in AOL Time Warner. In connection with the transactions, Comcast Holdings and Comcast Cable Communications Holdings will also enter into a three-year non-exclusive agreement with AOL Time Warner under which AOL High-Speed Broadband service would be made available on certain of our cable systems which pass approximately 10 million homes.

     On November 13, 2002, the FCC gave conditional approval to the transfer of certain FCC licenses required to complete the AT&T Broadband acquisition. The Memorandum Opinion and Order issued by the FCC ordered AT&T and Comcast Holdings to place Comcast Cable Communications Holdings' interest in TWE into an irrevocable trust prior to completion of the transaction and to fully divest the TWE interest within five-and-a-half years after completion of the transaction. During the divestiture period, the divestiture order prohibits us from any involvement in the video programming activities of TWE. Copies of the trust agreements pursuant to which Comcast Cable Communications Holdings' TWE interest will be placed into irrevocable trust are attached as exhibits to our Current Report on Form 8-K filed on November 18, 2002 incorporated by reference herein.

     AT&T acquired its stake in TWE as part of its June 2000 acquisition of Comcast MO Group. In February of 2001, AT&T requested that TWE convert from a limited partnership into a corporation and create equity securities for registration with the Securities and Exchange Commission. On July 30, 2002, AT&T and TWE agreed to suspend the registration process to explore alternative approaches that led to the transactions contemplated by the restructuring agreement. In connection with the Comcast Cable Communications Holdings spin-off, all of AT&T Broadband Group's interests and rights with respect to TWE were transferred to Comcast Cable Communications Holdings subsidiaries, and subsequently placed in trust for orderly disposition. The TWE restructuring is subject to receipt of certain regulatory approvals and other closing conditions, certain of which are outside our control. There can be no assurance that the transactions contemplated by the TWE restructuring agreement will be consummated. If the restructuring agreement is terminated without the restructuring being consummated, the parties will return to the registration rights process under the TWE partnership agreement.

   Mutual Release; Indemnification

     Mutual Release of Pre-Closing Claims. AT&T and Comcast Cable Communications Holdings have each released the other from any and all claims that it may have against the other party arising from any acts or events occurring or failing to occur prior to the completion of the Comcast Cable Communications Holdings spin-off, subject to certain exceptions specified in the separation and distribution agreement.

     Indemnification by AT&T. AT&T has indemnified Comcast Cable Communications Holdings from any and all liabilities relating to, arising out of or resulting from any of the following:

     o the failure of AT&T or any of its subsidiaries or any other person to pay any liabilities, or perform under any contracts, of AT&T's communications business;

     o    the assets or contracts of AT&T's communications business; and

     o any breach of the separation and distribution agreement or any of the ancillary agreements by AT&T.

     Indemnification by Comcast Cable Communications Holdings. Comcast Cable Communications Holdings has indemnified AT&T from any and all liabilities relating to, arising out of or resulting from any of the following:

     o the failure of Comcast Cable Communications Holdings or any of its subsidiaries or any other person to pay any liabilities, or perform under any contracts, of AT&T's broadband business;

     o    the assets or contracts of AT&T's broadband business; and

     o any breach of the separation and distribution agreement or any of the ancillary agreements by Comcast Cable Communications Holdings;

     Tax Indemnification. Subject to the exceptions described below, Comcast Cable Communications Holdings has indemnified AT&T against 50% of the taxes and related costs assessed against AT&T resulting from the disqualification of the separation and the Comcast Cable Communications Holdings spin-off as tax-free transactions under Section 355 of the Code.

     If such disqualification results from a transaction involving the stock or assets of Comcast Cable Communications Holdings occurring after the Comcast Cable Communications Holdings spin-off, from Comcast Cable Communications Holdings' failure to remain actively engaged in a trade or business or from the failure of any representation made with respect to Comcast Cable Communications Holdings in connection with certain tax opinions and Internal Revenue Service rulings, then Comcast Cable Communications Holdings will be required to indemnify AT&T against all such taxes and related costs.

     If such disqualification results from a transaction involving the stock or assets of AT&T occurring after the Comcast Cable Communications Holdings spin-off, from AT&T's failure to remain actively engaged in a trade or business or from the failure of any representation made with respect to AT&T in connection with certain tax opinions and Internal Revenue Service rulings, then Comcast Cable Communications Holdings is not required to indemnify AT&T against any such taxes or related costs.

     Comcast Cable Communications Holdings has also indemnified AT&T against 50% of the taxes and related costs resulting from the Liberty Media or AT&T Wireless spin-offs failing to be tax-free, unless either spin-off becomes taxable as a result of an action taken by AT&T or Comcast Cable Communications Holdings, in which case the acting party bears full responsibility for any resulting AT&T liabilities. Comcast Cable Communications Holdings' obligation described in the preceding sentence is reduced by Comcast Cable Communications Holdings' share of any indemnification that AT&T receives from Liberty Media or AT&T Wireless as a result of the relevant spin-off failing to qualify as tax-free.

     Other Indemnification. Subject to the next sentence, AT&T and Comcast Cable Communications Holdings have indemnified each other for 50% of any liability resulting from any untrue statement or omission of a material fact in any registration statement relating to the Comcast Cable Communications Holdings spin-off or in any other filing made by AT&T or Comcast Cable Communications Holdings with the Securities and Exchange Commission in connection with the separation, the Comcast Cable Communications Holdings spin-off, the Comcast Cable Communications Holdings merger or any related agreements. AT&T also indemnified us and Comcast Cable Communications Holdings for any liability resulting from any untrue statement or omission of a material fact in any registration statement relating to the Consumer Services charter amendment proposal, any other proposal related to the creation of AT&T Consumer Services Group tracking stock, the reverse stock split proposal or any AT&T 2002 annual meeting proposal related to our charter other than the AT&T transaction proposal or the proposal.

The Tax Sharing Agreement

     In General. Comcast Cable Communications Holdings' tax liability, as described below, for the period beginning January 1, 2002 through November 18, 2002 will be included in the consolidated federal income tax return of AT&T for 2002 and for the period beginning November 19, 2002 through December 31, 2002 will be included in the consolidated federal income tax return of Comcast. The tax sharing agreement provides for tax sharing payments between Comcast Cable Communications Holdings and AT&T for periods prior to the Comcast Cable Communications Holdings spin-off, based on the taxes or tax benefits of hypothetical affiliated groups consisting of the businesses, assets and liabilities that make up Comcast Cable Communications Holdings, on the one hand, and all other businesses, assets and liabilities of AT&T, on the other hand. Each group is generally responsible for the taxes attributable to its lines of business and entities comprising its group.

     AT&T and Comcast Cable Communications Holdings have agreed that the consolidated tax liability (before credits) of the hypothetical group will be allocated to each group based on such group's contribution to consolidated taxable income. This allocation will take into account losses, deductions and other tax attributes that are utilized by the hypothetical group even if these attributes could not be utilized on a stand-alone basis. Tax sharing payments in respect of the consolidated tax liability of the hypothetical group, after allocation of consolidated tax credits, will be made between AT&T and Comcast Cable Communications Holdings consistent with the allocations under the tax sharing agreement. As between AT&T and Comcast Cable Communications Holdings, certain tax items are specially allocated to the AT&T group and Comcast Cable Communications Holdings group under the tax sharing agreement.

     Comcast Cable Communications Holdings Spin-off. AT&T and Comcast Cable Communications Holdings have agreed that taxes related to intercompany transactions that are triggered by the Comcast Cable Communications Holdings spin-off will be generally allocated to Comcast Cable Communications Holdings.

     Non-Income Tax Liabilities. AT&T and Comcast Cable Communications Holdings have agreed that joint non-income tax liabilities will generally be allocated between AT&T and Comcast Cable Communications Holdings based on the amount of such taxes attributable to each group's line of business. If the line of business with respect to which the liability is appropriately associated cannot be readily determined, the tax liability will be allocated to the AT&T group.

     Audit Adjustments. AT&T and Comcast Cable Communications Holdings have agreed that taxes resulting from audit adjustments will generally be allocated between the two groups based on line of business. In general, AT&T controls audits and administrative matters related to pre-spin-off periods.

     Post-Spin-off Tax Attributes. Generally, Comcast Cable Communications Holdings may not carry back a loss, credit or other tax attribute from a post-spin-off period to a pre-spin-off period, unless Comcast Cable

Communications Holdings obtains AT&T's consent (which, in the case of significant net operating or capital loss carrybacks, may not be unreasonably withheld) and then only to the extent permitted by applicable law.

The Ancillary Agreements

     In addition to the other agreements described in this section, AT&T and Comcast Cable Communications Holdings entered into various other commercial agreements in connection with the AT&T Broadband acquisition. A brief summary of these agreements follows:

     Network Service Agreements. AT&T and Comcast Cable Communications Holdings entered into principal network service agreements as follows.

     o Master Carrier Agreement. This agreement reflects the rates, terms and conditions on which AT&T Business Services Group will provide voice, data and Internet services to Comcast Cable Communications Holdings, including both wholesale services (those used as a component in Comcast Cable Communications Holdings' services to its customers) and "administrative" services (for internal Comcast Cable Communications Holdings usage). Pricing is market based, with provisions defining an ongoing process to ensure that the prices remain competitive.

     o First Amended and Restated Local Network Connectivity Services Agreement. This agreement reflects the rates, terms and conditions on which AT&T Business Services Group will provide certain local network connectivity services to Comcast Cable Communications Holdings for use in providing local telephone services to Comcast Cable Communications Holdings' subscribers. This agreement consists of two parts:

          o a capital lease from AT&T Business Services Group to Comcast Cable Communications Holdings of certain network switching and transport assets to be used exclusively by Comcast Cable Communications Holdings for a term of up to ten years, commencing January 1, 2002 for initial assets leased under the agreement; and

          o an operating agreement for the provision of local network connectivity, management and operational services in support of Comcast Cable Communications Holdings' local cable telephone services, with a minimum term of five years commencing January 1, 2002.

     o Master Facilities Agreement. This agreement permits AT&T or any of its subsidiaries to use existing fiber facilities owned or leased by Comcast Cable Communications Holdings or its controlled affiliates, together with related services. In addition, Comcast Cable Communications Holdings will construct and lease to AT&T new fiber facilities in the areas served by Comcast Cable Communications Holdings' cable systems for use in providing telecommunications services. The term of the build-out period will expire on January 8, 2012. Subject to certain termination rights specified in this agreement, the term of AT&T's right to use facilities leased under this agreement will expire on January 8, 2028, renewable at AT&T's option for successive 20-year terms in perpetuity.

     o Interconnection and Intercarrier Compensation Term Sheet. This agreement, which has a five-year initial term commencing January 1, 2002, specifies the terms of interconnection of the parties' networks, and compensation for:

          o the origination or termination of interexchange traffic for the other party; and

          o the exchange of local traffic between the parties' local customers.

     o High Speed Internet Services Binding Term Sheet. This agreement reflects the rates, terms and conditions on which AT&T will provide specified processes, procedures and services to support Comcast Cable Communications Holdings in its provision of broadband Internet services to Comcast Cable Communications Holdings subscribers. This agreement has a four-year initial term commencing December 4, 2001.

     o Intellectual Property Agreement. This agreement specifies the ownership and license rights granted by each party to the other in specified patents, software, copyrights and trade secrets. Among other rights granted, the effect of this agreement is to allow Comcast Cable Communications Holdings and AT&T to continue to have the same rights to use the intellectual property that they had at the time of the separation and Comcast Cable Communications Holdings spin-off.

     o Corporate Name Agreement. AT&T and we entered into a corporate name agreement immediately prior to the completion of the AT&T Broadband acquisition pursuant to which AT&T will grant to us the right to use the term "AT&T" as part of our full corporate name, but prohibit any use of "AT&T" as a trade name, trademark, or service mark, or in a domain name other than specified domain names permitted for certain purposes. Such grant of rights will be perpetual unless terminated as a result of the Roberts family's voting power falling below 33% or pursuant to any other terms of the agreement. On November 18, 2002, we changed our name from AT&T Comcast Corporation to Comcast Corporation.

The QUIPS Exchange

     Prior to the AT&T Broadband acquisition, Microsoft (through a wholly owned subsidiary) held $5 billion in aggregate liquidation preference amount of 5% Convertible Quarterly Income Preferred Securities, referred to in this prospectus by their acronym "QUIPS," of AT&T Finance Trust I, a Delaware business trust. The QUIPS were convertible into $5 billion aggregate face amount of 5% Junior Convertible Subordinated Debentures due 2029 of AT&T, which were in turn convertible into AT&T common stock. In connection with the AT&T Broadband acquisition, Comcast Holdings and Microsoft entered into an exchange agreement dated December 7, 2001 relating to the exchange of the QUIPS for a combination of our voting and non-voting shares to be issued in the merger, and on December 19, 2001 we became a party to the exchange agreement by executing the instrument of admission. On March 11, 2002, the parties amended the exchange agreement and instrument of admission. The following summary of the exchange agreement and the instrument of admission, in each case as amended, is qualified in its entirety by reference to the complete texts of the amended exchange agreement and the instrument of admission, which are incorporated by reference and attached as exhibits to the registration statement in which this prospectus is included.

     The Exchange. In the exchange agreement and instrument of admission, we agreed to exchange the QUIPS for approximately 100.6 million shares of our Class A Common Stock, and approximately 14.4 million shares of our non-voting Class A Special Common Stock in the AT&T Broadband acquisition. If Microsoft transfers shares of our Class A Common Stock or its voting interest in us is diluted below 4.95%, subject to certain conditions, Microsoft will have the right to cause us to exchange the shares of our non-voting Class A Special Common Stock received in the AT&T Broadband acquisition for shares of our voting Class A Common Stock provided that its voting interest in us does not exceed 4.95% after the exchange. Prior to six months after completion of the Microsoft transaction, subject to certain exceptions, Microsoft has agreed that neither Microsoft nor any of its wholly-owned subsidiaries will sell, or enter into any agreement, arrangement or negotiations relating to the sale of, any of the shares of our Class A Special Common Stock that it received in connection with the Microsoft transaction. Comcast Holdings agreed to indemnify Microsoft against any claim by Comcast Holdings, AT&T or any shareholder of Comcast Holdings, AT&T or us for any loss arising as a result of the Comcast Cable Communications Holdings spin-off or the mergers failing to be tax-free, except to the extent such a failure results directly from a breach by Microsoft of the lock-up agreement described above or of the failure of a related representation and warranty made by Microsoft in the exchange agreement.

     Internet Access. Until the fifth anniversary of the Microsoft transaction, we have agreed that if we offer a high-speed Internet access agreement to any third party, then we will be obligated to offer an agreement on nondiscriminatory terms with respect to the same cable systems to Microsoft for its ISP, The Microsoft Network. In connection with Comcast Holdings' and AT&T's agreement with AOL Time Warner providing for the restructuring of TWE, Comcast Holdings and Comcast Cable Communications will enter into a three-year non-exclusive access agreement with AOL Time Warner. Because Comcast Holdings has also entered into an access agreement with United Online and Comcast Cable Communications Holdings has also entered into an access agreement with each of Earthlink, Internet Central, Connected Data Systems, Galaxy Internet Services and Connect Plus International, we will be required after the consummation of the AT&T Broadband acquisition, with respect to each such agreement with another ISP, including the agreement to be entered into with AOL Time Warner, to offer an access agreement to Microsoft on terms no less favorable than those provided to the other ISP with respect to the specific cable systems covered under the agreement with the other ISP.

     Interactive Technology Agreement. In connection with the exchange agreement, Microsoft and Comcast Cable entered into a letter of intent and are currently negotiating a definitive agreement pursuant to which the parties will conduct a trial during 2003 of an interactive television platform, including set-top box middleware. If the trial results meet agreed technical standards, the platform meets defined competitive requirements and a launch would meet Comcast Cable's reasonable business objectives, Comcast Cable has agreed that it will commercially launch the Microsoft platform to at least 25% of its newly installed middleware customer base.



                         DESCRIPTION OF THE DEBENTURES

     The Debentures were issued under an indenture dated as of June 15, 1999 executed by Comcast Holdings and the trustee. The Debentures are subject to the terms of the indenture, as well as the terms made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. Although we have summarized selected provisions of the Debentures and the indenture below, this summary is not complete and is qualified in its entirety by reference to the Debentures, the indenture, and the terms made part of the indenture by reference to the Trust Indenture Act. A copy of the forms of the Debentures and indenture have been filed as exhibits to the registration statement of which this prospectus is a part.

    The indenture does not limit the aggregate principal amount of indebtedness which may be issued under it. The indenture also provides that debt may be issued from time to time in one or more series. The Debentures constitute a separate series under the indenture.

General


     The Debentures are general unsecured obligations of Comcast Holdings. The aggregate principal amount at maturity outstanding of Debentures as of January 27, 2003 was $107,658,000. The Debentures will mature on December 19, 2020. The Debentures rank on a parity with all of Comcast Holdings' other unsecured and unsubordinated indebtedness.

     The Debentures were offered and sold at a discount from their value at maturity. Comcast Holdings initially issued the Debentures at a price to investors of $779.41 per Debenture. Over time, the amount payable on each Debenture will increase in value until it reaches its maturity value of $1,000 on December 19, 2020. The Debentures were issued only in denominations of $1,000 payable at maturity and multiples of $1,000 payable at maturity.

     You have the option to convert your Debentures, so long as specified conditions are met, into shares of Comcast's Class A Special Common Stock at a conversion rate of 14.2566 shares of Class A Special Common Stock per Debenture. All references to Class A Special Common Stock in the following description refer to shares of Comcast's Class A Special Common Stock.

     As of January 27, 2003, the conversion rate of 14.2566 was equivalent to an accreted conversion price of $56.12 per share of our Class A Special Common Stock. The conversion rate is subject to adjustment if some events occur. Holders may surrender Debentures for conversion at any time prior to maturity, unless previously redeemed, but only if the closing sale price of our Class A Special Common Stock is greater than 110% of the accreted conversion price for at least 20 trading days of the 30 trading days prior to conversion. Upon conversion, you will receive only shares of our Class A Special Common Stock. You will not receive any cash payment for the accrued original issue discount to the conversion date.


Interest


     Comcast Holdings will not pay cash interest on the Debentures unless Comcast Holdings elects to do so following a tax event as described below. You should be aware that original issue discount accruing for the period you hold the Debentures must be included in your gross income for federal income tax purposes. Original issue discount is generally the difference between the adjusted issue price and the $1,000 principal amount of the

Debenture at maturity.

Redemption Rights


     On or after December 19, 2005, Comcast Holdings can redeem for cash all or part of the Debentures at any time, upon not less than 15 nor more than 60 days notice by mail to holders of Debentures, for a price equal to the issue price per Debenture plus accrued original issue discount at a rate of 1.25% per annum compounded semi-annually to the date of redemption, on the basis of a 360-day year consisting of twelve 30-day months. Comcast Holdings can also elect to pay cash interest on the Debentures upon the occurrence of some tax events described below instead of accruing original issue discount. See "--Tax Event."


     The table below shows redemption prices of Debentures at December 19, 2005, at each following December 19 prior to maturity and at maturity on December 19, 2020. The prices reflect the accrued original issue discount calculated through each date. The redemption price of a Debenture redeemed between these dates would include an additional amount reflecting the additional original issue discount accrued since the immediately preceding date in the table to the actual redemption date.


                                                   Accrued Original
                                       Debenture    Issue Discount    Redemption
Redemption Date                       Issue Price       Price            Price
------------------------------------  -----------  ----------------   ---------
December 19, 2005...................      $779.41      $ 50.11          $829.52
December 19, 2006...................       779.41        60.51           839.92
December 19, 2007...................       779.41        71.04           850.45
December 19, 2008...................       779.41        81.70           861.11
December 19, 2009...................       779.41        92.50           871.91
December 19, 2010...................       779.41       103.43           882.84
December 19, 2011...................       779.41       114.50           893.91
December 19, 2012...................       779.41       125.71           905.12
December 19, 2013...................       779.41       137.06           916.47
December 19, 2014...................       779.41       148.55           927.96
December 19, 2015...................       779.41       160.19           939.60
December 19, 2016...................       779.41       171.97           951.38
December 19, 2017...................       779.41       183.90           963.31
December 19, 2018...................       779.41       195.98           975.39
December 19, 2019...................       779.41       208.21           987.62
December 19, 2020...................       779.41       220.59         1,000.00

     From and after the date a tax event occurs and Comcast Holdings elects to pay cash interest at 1.25% per year on the Debentures instead of accruing original issue discount, the principal amount for redemption will be restated, and will be calculated by adding the issue price and the original issue discount which had accrued up until the date on which Comcast Holdings exercises the option to commence paying cash interest.

     If Comcast Holdings decide to redeem fewer than all of the outstanding Debentures, the trustee will select the Debentures to be redeemed by lot, on a pro rata basis or by another method the trustee considers fair and appropriate. If the trustee selects a portion of your Debentures for partial redemption and you convert a portion of the same Debentures, the converted portion will be deemed to be from the portion selected for redemption. Each Debenture will be redeemed in whole.


Conversion Rights


     You have the right to convert each Debenture into 14.2566 shares of Class A Special Common Stock so long as the conditions described below are met. You may convert a Debenture into shares of Class A Special Common Stock at any time until the close of business on the last business day prior to December 19, 2020. If a Debenture has been called for redemption, you will be entitled to convert the Debenture until the close of business on the business day immediately preceding the date of redemption. You may convert fewer than all of your Debentures so long as the Debentures converted are a multiple of $1,000 principal amount.

     Holders may surrender Debentures for conversion into Class A Special Common Stock only if the closing sale price of the Class A Special Common Stock is greater than 110% of the accreted conversion price per share for at least 20 trading days of the 30 trading days prior to conversion. The accreted conversion price as of any day will equal the sum of the issue price of a Debenture plus the accrued original issue discount for the Debenture, with that sum divided by the number of Class A Special Common shares issuable upon conversion of a Debenture on that day. Even if the market price contingency described above has not occurred, the Debentures may be surrendered for conversion:

     o to the extent Comcast Holdings has called the Debentures for redemption. Debentures called for redemption may be surrendered for conversion from the date of notice of the redemption until the close of business on the redemption date.

     o if (a) Comcast Holdings elects to make a distribution to all stockholders that would result in an adjustment to the conversion rate under the third or fourth bullet of the second paragraph below and that, in the case of the fourth bullet, has a per share value equal to more than 15% of the closing price of the Class A Special Common Stock on the day preceding the declaration date for the distribution and (b) Comcast Holdings does not provide that holders of the Debentures may participate in the distribution. Debentures may be surrendered for conversion at any time from and after the declaration date for the distribution until the business day immediately prior to its ex-dividend date or until Comcast Holdings announces that the distribution will not take place.

     o if Comcast Holdings is party to a consolidation, merger or binding share exchange pursuant to which the Class A Special Common Stock will be converted into cash, securities or other property. Debentures may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of the transaction and, at the effective time of the transaction, the right to convert the Debentures into Class A Special Common Stock will be changed into a right to convert them into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted the Debentures immediately prior to the transaction. If the transaction also constitutes a change in control, the holder will be able to require Comcast Holdings to purchase all or a portion of the holder's Debentures as described under "--Change in Control."

     You will not receive any cash payment representing accrued original issue discount upon conversion of a Debenture. Instead, upon conversion Comcast Holdings will deliver to you a fixed number of shares of Class A Special Common Stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the closing price of Class A Special Common Stock on the trading day immediately prior to the conversion date. Delivery of shares of our Class A Special Common Stock will be deemed to satisfy Comcast Holdings' obligation to pay the principal amount of the Debenture, including accrued original issue discount. Accrued original issue discount will be deemed paid in full rather than canceled, extinguished or forfeited. Comcast Holdings will not adjust the conversion ratio to account for the accrued original issue discount.


     The conversion rate will be subject to adjustment upon the following events:


     o issuance of shares of Class A Special Common Stock as a dividend or distribution on the Class A Special Common Stock;

     o    subdivision or combination of the outstanding Class A Special Common
          Stock;

     o issuance to all stockholders of rights or warrants that allow the holders to purchase shares of Class A Special Common Stock at less than the current market price; provided that no adjustment will be made if holders of the Debentures may participate in the transactions on a basis and with notice that the Comcast Holdings board of directors determines to be fair and appropriate or in some other cases;


     o distribution to all stockholders of debt or other assets but excluding distributions of rights and warrants described above and all-cash distributions; provided that no adjustment will be made if holders of the Debentures may participate in the transactions;


     o the distribution to all or substantially all stockholders of all-cash distributions in an aggregate amount that, together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by Comcast Holdings or any of its subsidiaries for shares of Class A Special Common Stock consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all other all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 12.5% of the market capitalization of the common stock on the business day immediately preceding the day on which the distribution is declared; and

     o the purchase of shares of Class A Special Common Stock pursuant to a tender offer made by Comcast Holdings or any of its subsidiaries to the extent that the same involves aggregate consideration that, together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by Comcast Holdings or any of its subsidiaries for shares of Class A Special Common Stock consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 12.5% of the market capitalization of the common stock on the expiration date of the tender offer.

     If Comcast Holdings were to adopt a stockholders rights plan under which it issued rights providing that each share of Class A Special Common Stock issued upon conversion of the Debentures at any time prior to the distribution of separate certificates representing the rights will be entitled to receive the rights, there shall not be any adjustment to the conversion rate as a result of:


     o    the issuance of the rights;

     o    the distribution of separate certificates representing the rights;

     o the exercise or redemption of the rights in accordance with any rights agreement; or

     o    the termination or invalidation of the rights.


     Comcast Holdings may increase the conversion rate as permitted by law for at least 20 days, so long as the increase is irrevocable during the period. Comcast Holdings is not required to adjust the conversion rate until adjustments greater than 1% have occurred.

     If you submit your Debentures for conversion after Comcast Holdings has elected to exercise its option to pay interest instead of accruing original issue discount between a record date and the opening of business on the next interest payment date (except for Debentures or portions of Debentures called for redemption on a redemption date occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the converted principal amount.


Repurchase Right


     You have the right to require Comcast Holdings to repurchase the Debentures on December 19, 2003, December 19, 2005, December 19, 2010 and December 19, 2015. Comcast Holdings will be required to repurchase any outstanding Debenture for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant repurchase date until the close of business on the fifth day prior to the repurchase date. If the repurchase notice is given and withdrawn during the period, Comcast Holdings will not be obligated to repurchase the related Debentures. Comcast Holdings' repurchase obligation will be subject to some additional conditions. Also, Comcast Holdings' ability to satisfy its repurchase obligations may be affected by the factors described in "Risk Factors" under the caption "Risks Related to the AT&T Broadband Acquisition."


     The repurchase price payable will be equal to the issue price plus accrued original issue discount through the repurchase date. The repurchase prices of a Debenture as of each of the repurchase dates will be:

     o    $829.52 per Debenture on December 19, 2005;

     o    $882.84 per Debenture on December 19, 2010; and

     o    $939.60 per Debenture on December 19, 2015.


     Comcast Holdings may choose to pay the repurchase price for the December 19, 2005 repurchase in cash or shares of Class A Special Common Stock, or a combination of cash and shares of Class A Special Common Stock. Comcast Holdings may pay the repurchase price for the December 19, 2010 and 2015 repurchases in cash only. For a discussion of the tax treatment of a holder receiving cash, shares of Class A Special Common Stock or any combination thereof, see "Certain United States Federal Income Tax Considerations."

     If Comcast Holdings has previously exercised its option to pay cash interest instead of accruing original issue discount on the Debentures following a tax event, the repurchase price will be equal to the restated principal amount plus the accrued and unpaid interest that accrued from the date Comcast Holdings exercised its option through the repurchase date. See "--Tax Event."

     If Comcast Holdings chooses to pay the repurchase price in whole or in part in shares of Class A Special Common Stock or a combination of cash and shares of Class A Special Common Stock, Comcast Holdings will be required to give notice on a date not less than 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law (i.e., if no notice is given, Comcast Holdings will pay the repurchase price with cash), stating among other things:

     o whether Comcast Holdings will pay the repurchase price of the Debentures in cash, in shares of Class A Special Common Stock, or any combination thereof, specifying the percentages of each;

     o if Comcast Holdings elect to pay all or part in shares of Class A Special Common Stock, the method of calculating the market price of the Class A Special Common Stock; and

     o the procedures that holders must follow to require Comcast Holdings to repurchase their Debentures.

     Your notice electing to require Comcast Holdings to repurchase your Debentures must state:


     o if certificated Debentures have been issued, the Debenture certificate numbers, or if not certificated, your notice must comply with appropriate DTC procedures;

     o the portion of the principal amount at maturity of Debentures to be repurchased, in multiples of $1,000;


     o that the Debentures are to be repurchased by Comcast Holdings pursuant to the applicable provisions of the Debentures; and

     o in the event Comcast Holdings elects, pursuant to the notice that Comcast Holdings is required to give, to pay the repurchase price in shares of Class A Special Common Stock, in whole or in part, but the repurchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the repurchase price or portion of the repurchase price in shares of Class A Special Common Stock is not satisfied prior to the close of business on the fifth day prior to the repurchase date, as described below, whether the holder elects:


          o to withdraw the repurchase notice as to some or all of the Debentures to which it relates, or

          o to receive cash in respect of the entire repurchase price for all Debentures or portions of Debentures subject to the repurchase notice.


     If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire repurchase price for all Debentures subject to the repurchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of shares of Class A Special Common Stock, see "Certain United States Federal Income Tax Considerations."


     You may withdraw any repurchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the fifth day prior to the repurchase date. The notice of withdrawal must state:

     o    the principal amount at maturity of the withdrawn Debentures;

     o if certificated Debentures have been issued, the certificate numbers of the withdrawn Debentures, or if not certificated, your notice must comply with appropriate DTC procedures; and

     o the principal amount at maturity, if any, which remains subject to the repurchase notice.


     If Comcast Holdings elects to pay the repurchase price, in whole or in part, in shares of Class A Special Common Stock, the number of shares to be delivered by Comcast Holdings will be equal to the portion of the repurchase price to be paid in Class A Special Common Stock divided by the market price of one share of Class A Special Common Stock as determined by Comcast Holdings in its repurchase notice. Comcast Holdings will pay cash based on the market price for all fractional shares.

      The "market price" means the average of the sale prices of the Class A Special Common Stock for the five trading day period ending on the third business day prior to the applicable repurchase date (if the third business day prior to the applicable repurchase date is a trading day, or if not, then on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the five trading day period and ending on the repurchase date, of some events that would result in an adjustment of the conversion rate with respect to the Class A Special Common Stock.

     The "sale price" of the Class A Special Common Stock on any date means the reported last sale price per share of Class A Special Common Stock (or if no reported last sale price is available, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices) on the date as reported in composite transactions by the Nasdaq System.

     Because the market price of the Class A Special Common Stock is determined prior to the applicable repurchase date, holders of Debentures bear the market risk with respect to the value of the Class A Special Common Stock to be received from the date the market price is determined to the repurchase date. Comcast Holdings may pay the repurchase price or any portion of the repurchase price in shares of Class A Special Common Stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of Class A Special Common Stock to be paid upon redemption of the Debentures, Comcast Holdings will issue a press release containing this information or publish the information on its Web site on the World Wide Web or through such other public medium as Comcast Holdings may use at that time.


     A holder must either effect book-entry transfer or deliver the Debenture, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice to receive payment of the repurchase price. You will receive payment on the repurchase date or the time of book-entry transfer or the delivery of the Debenture. If the paying agent holds money or securities sufficient to pay the repurchase price of the Debenture on the business day following the repurchase date, then:

     o    the Debenture will cease to be outstanding;

     o original issue discount (or, if the Debentures have been converted to interest-bearing Debentures following a tax event, interest) will cease to accrue; and

     o    all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the Debenture is made or whether or not the Debenture is delivered to the paying agent.


     Comcast Holdings will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act which may be applicable at the time. Comcast Holdings will file Schedule TO or any other schedule required in connection with any offer by it to repurchase the Debentures at your option.


Ranking


     The Debentures will constitute senior debt and will rank equally with all of Comcast Holdings' unsecured and unsubordinated debt and will rank senior to any future subordinated indebtedness of Comcast Holdings.

     Comcast Holdings currently conducts substantially all its operations through its subsidiaries, and its subsidiaries generate substantially all of its operating income and cash flow. As a result, distributions or advances from its subsidiaries are the principal source of funds necessary to meet its debt service obligations. Contractual provisions or laws, as well as its subsidiaries' financial condition and operating requirements, may limit Comcast Holdings' ability to obtain cash from its subsidiaries that it requires to pay its debt service obligations, including payments on the Debentures. In addition, holders of the Debentures will have a junior position to the claims of creditors of Comcast Holdings' subsidiaries on their assets and earnings.


Tax Event


     Comcast Holdings has the option to elect to pay cash interest on the Debentures from and after the date a tax event (as defined below) occurs instead of accruing original issue discount. The principal amount, which will be restated, will be calculated by adding the issue price and the original issue discount which had accrued up until the date on which Comcast Holdings exercises the option. This restated principal amount will be the amount due at maturity. If Comcast Holdings elects this option, interest will be based on a 360-day year comprised of twelve 30-day months. Interest will accrue from the option exercise date and will be payable semiannually on June 19 and December 19.

     A tax event occurs when Comcast Holdings receives an opinion from an experienced independent tax counsel stating that, as a result of either:


     o any amendment, change or announced prospective change in the laws or regulations of the United States or any of its political subdivisions or taxing authorities of the United States; or

     o any amendment, change, interpretation or application of the laws or regulations by any legislative body, court, government agency or regulatory authority,

there is more than an insubstantial risk that interest, including original issue discount, payable on the Debentures either

     o    would not be deductible on a current accrual basis; or

     o    would not be deductible under any other method,

in whole or in part, by us for United States federal income tax purposes.

Change in Control


     If Comcast Holdings undergoes a change in control, you will have the option to require it to purchase your Debentures 35 business days after the change in control. Comcast Holdings will pay a purchase price equal to the initial issue price plus accrued original issue discount through the purchase date or, if Comcast Holdings has elected to pay cash interest on the Debentures following a tax event, the restated principal amount plus accrued and unpaid interest through the purchase date. You may require Comcast Holdings to purchase all or any part of the Debentures so long as the principal amount at maturity of the Debentures being purchased is a multiple of $1,000.


     A change in control will also occur in the following situations:


     o any person or group (other than Comcast Holdings, its subsidiaries or any Permitted Holder, as defined below) after the first issuance of Debentures becomes the beneficial owner of our voting stock representing more than 50% of the total voting power of all of our classes of voting stock entitled to vote generally in the election of the members of our board of directors; or

     o Comcast Holdings consolidates with or merges into another person (other than a subsidiary), Comcast Holdings sells, conveys, transfers or leases its properties and assets substantially as an entirety to a person (other than a subsidiary), or


     o any person (other than a subsidiary) consolidates with or merges with or into our company, and our outstanding common stock is reclassified into, exchanged for or converted into the right to receive any other property or security, provided that none of these circumstances will be a change in control if, after a transaction, the persons that beneficially owned our voting stock immediately prior to the transaction beneficially own, in substantially the same proportion, shares with a majority of the total voting power of all outstanding voting securities of the surviving or transferee person that are entitled to vote generally in the election of that person's board of directors; unless, in each case, at least 80% of the consideration, other than cash payments for fractional shares, in the transaction or transactions constituting the change in control, consists of shares of voting common stock of the person that are, or upon issuance will be, traded on a national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

     A "Permitted Holder" means (i) Mr. Brian L. Roberts, his spouse or children, any trust for his benefit or the benefit of his spouse or children, or any corporation or partnership in which the direct and beneficial owner of all of the equity interest is he or his spouse or children or any trust for the benefit of him, his heirs, executors, administrators or personal representatives upon his death or upon his incompetency or disability for purposes of the protection and management of his assets, and (ii) any person or group controlled by each or any of the persons referred to in clause (i). For purposes of this definition "beneficially own," "beneficial owner" and "beneficial ownership" shall have the meaning as defined pursuant to Rules 13d-3 and 13d-5 under the Exchange Act (except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether the right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise).

     You must deliver a written notice to the paying agent prior to the close of business on the business day prior to the date on which the Debentures are to be repurchased to exercise the repurchase right upon a change in control. This notice must specify the Debentures submitted for repurchase. You may withdraw the notice by delivering a written notice of withdrawal to the paying agent before the same date.


     Within 15 business days after a change in control, Comcast Holdings will publish and mail to the trustee and to each holder of the Debentures a written notice of the change in control which specifies the terms and conditions and the procedures required for exercise of a holder's right to require us to purchase its Debentures.

     If a change in control were to occur, Comcast Holdings may not have enough funds to pay the change in control repurchase price. In addition, Comcast Holdings has, and may in the future incur, other indebtedness with similar change in control provisions permitting its holders to accelerate or to require Comcast Holdings to repurchase its indebtedness upon the occurrence of similar events or on some specified dates. If Comcast Holdings fails to repurchase the Debentures when required following a change in control, Comcast Holdings will be in default under the indenture whether or not repurchase is permitted by the related subordination provisions.

Merger and Sales of Assets by Comcast Holdings

     The indenture provides that Comcast Holdings may not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

     o the resulting, surviving or transferee person (if other than Comcast Holdings) is organized and existing under the laws of the United States or any state thereof;

     o the person assumes all obligations of Comcast Holdings under the Debentures and the indenture; and

     o Comcast Holdings or the successor person shall not immediately thereafter be in default under the indenture.


Events of Default

     The following are events of default with respect to the Debentures:


     o Comcast Holdings' failure for 30 days to pay any interest on the Debentures (after any election by Comcast Holdings to pay cash interest on the Debentures following a tax event);

     o Comcast Holdings' failure to pay principal of the Debentures at maturity (or, if Comcast Holdings has elected to pay cash interest on the Debentures following a tax event, the restated principal amount), issue price, accrued original discount, redemption price, repurchase price or change in control price, when the same becomes due and payable;

     o Comcast Holdings' failure to comply with any of its covenants or agreements in the Debentures or the indenture (other than an agreement or covenant that Comcast Holdings has included in the indenture solely for the benefit of other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of all outstanding debt securities affected by that failure;

     o some events involving bankruptcy, insolvency or reorganization of Comcast Holdings.

     The trustee may withhold notice to the holders of the Debentures of any default or event of default (except in any payment on the Debentures) if the trustee considers it in the interest of the holders of the Debentures to do so. If an event of default for the Debentures occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the Debentures (or, in some cases, 25% in principal amount of all debt securities under the indenture affected, voting as one class) may require Comcast Holdings to pay the issue price plus accrued original issue discount on the Debentures. If an event of default relating to some events of bankruptcy, insolvency or reorganization occurs, the issue price plus accrued original issue discount on the Debentures will become immediately due and payable without any action on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding Debentures (or of all debt securities under the indenture affected, voting as one class) may in some cases rescind this accelerated payment requirement. If Comcast Holdings exercises its option to pay interest instead of accruing original issue discount on the Debentures following a tax event, the declaration of acceleration referred to above will make the restated principal amount plus accrued and unpaid interest immediately payable.


     A holder of Debentures may pursue any remedy under the indenture only if:

     o the holder gives the trustee written notice of a continuing event of default for the Debentures;

     o the holders of at least 25% in principal amount of the outstanding Debentures make a written request to the trustee to pursue the remedy;

     o the holder offers to the trustee indemnity reasonably satisfactory to the trustee;

     o the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity; and

     o during that 60-day period, the holders of a majority in principal amount of the Debentures do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of Debentures to sue for enforcement of any overdue payment.

     In most cases, holders of a majority in principal amount of the outstanding Debentures (or of all debt securities affected, voting as one class) may direct the time, method and place of

     o    conducting any proceeding for any remedy available to the trustee;
          and

     o exercising any trust or power conferred on the trustee not relating to or arising under an event of default.

     The indenture requires us to file with the trustee each year a written statement as to our compliance with the covenants contained in the indenture.

Modification and Waiver


     Comcast Holdings may amend or supplement the indenture if the holders of a majority in principal amount of the outstanding debt securities of all series affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each Debenture, however, no modification may:


     o reduce the amount of Debentures whose holders must consent to an amendment, supplement or waiver;

     o reduce the rate of or change the time for payment of interest on the Debenture;

     o    reduce the principal of the Debenture or change its stated maturity;

     o reduce any premium payable on the redemption of the Debenture or change the time at which the Debenture may or must be redeemed;

     o    change any obligation to pay additional amounts on the Debenture;

     o make payments on the Debenture payable in currency other than as originally stated in the Debenture;

     o impair the holder's right to institute suit for the enforcement of any payment on the Debenture;

     o make any change in the percentage of principal amount of Debentures necessary to waive compliance with some provisions of the indenture or to make any change in this provision for modification;

     o waive a continuing default or event of default regarding any payment on the Debentures; or

     o adversely affect the conversion or repurchase provisions of the Debentures.


     Comcast Holdings may amend or supplement the indenture or waive any provision of it without the consent of any holders of Debentures in some circumstances, including:


     o    to cure any ambiguity, omission, defect or inconsistency;

     o to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer;

     o to provide for uncertificated Debentures in addition to or in place of certificated Debentures or to provide for bearer Debentures;

     o    to provide any security for or guarantees of the Debentures;

     o to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

     o to add covenants that would benefit the holders of Debentures or to surrender any rights Comcast Holdings has under the indenture;

     o    to add events of default with respect to the Debentures; or

     o to make any change that does not adversely affect any outstanding Debentures of any series in any material respect.

     The holders of a majority in principal amount of the outstanding Debentures (or of all debt securities affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any Debenture or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance


     When we use the term defeasance, we mean Comcast Holdings' discharge from some or all of its obligations under the indenture. If Comcast Holdings deposits with the trustee funds or government securities sufficient to make payments on the Debentures on the dates those payments are due and payable, then, at Comcast Holdings' option, either of the following will occur:

     o Comcast Holdings will be discharged from our obligations with respect to the Debentures ("legal defeasance") or

     o the related events of default will no longer apply to Comcast Holdings ("covenant defeasance").

     If Comcast Holdings defeases the Debentures, the holders of the Debentures will not be entitled to the benefits of the indenture, except for Comcast Holdings' obligations to register the transfer or exchange of Debentures, replace stolen, lost or mutilated Debentures or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, Comcast Holdings' obligation to pay principal, premium and interest on the Debentures will also survive.

     Comcast Holdings will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the Debentures to recognize income, gain or loss for federal income tax purposes. If Comcast Holdings elects legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.


Governing Law

     The indenture and the Debentures will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Trustee

     The Bank of New York, as successor in interest to Bank of Montreal Trust Company, is the trustee, registrar and paying agent.

     If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any Debentures only after those holders have offered the trustee indemnity reasonably satisfactory to it.


     If the trustee becomes one of Comcast Holdings' creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with Comcast Holdings. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign.


Form, Exchange, Registration and Transfer


     Comcast Holdings issued the Debentures in registered form, without interest coupons. Comcast Holdings will not charge a service charge for any registration of transfer or exchange of the Debentures. Comcast Holdings may, however, require the payment of any tax or other governmental charge payable for that registration.

     Debentures will be exchangeable for other Debentures, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. Holders may present Debentures for registration of transfer at the office of the security registrar or any transfer agent Comcast Holdings designates. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

     Comcast Holdings has appointed the trustee as security registrar for the Debentures. Comcast Holdings may at any time rescind that designation or approve a change in the location through which any registrar acts. Comcast Holdings is required to maintain an office or agency for transfers and exchanges in each place of payment. Comcast Holdings may at any time designate additional registrars for the Debentures.


     In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any Debenture either:

     o during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of the notice, or

     o if the Debentures have been called for redemption in whole or in part, except the unredeemed portion of any Debenture being redeemed in part.

Payment and Paying Agents


     Payments on the Debentures will be made in U.S. dollars at the office of the trustee. At Comcast Holdings' option, however, it may make payments by check mailed to the holder's registered address or, with respect to global Debentures, by wire transfer. Comcast Holdings will make interest payments to the person in whose name the Debenture is registered at the close of business on the record date for the interest payment.

     The trustee will be designated as Comcast Holdings' paying agent for payments on Debentures. Comcast Holdings may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

     Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to Comcast Holdings upon written request any money held by them for payments on the Debentures that remain unclaimed for two years after the date upon which that payment has become due. After payment to Comcast

Holdings, holders entitled to the money must look to Comcast Holdings for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.


Book-Entry System

     The Debentures will be represented by one or more Global Securities (each a "Global Security"). Each Global Security will be deposited with, or on behalf of, DTC and be registered in the name of a nominee of DTC. Except under circumstances described below, the Debentures will not be issued in definitive form.

     Upon the issuance of a Global Security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the underwriter with the respective principal amounts of the Debentures represented by the Global Security. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.


     So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Debentures represented by that Global Security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debentures represented by that Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debentures in definitive form and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on Debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant Global Security. Neither Comcast Holdings, the trustee, any paying agent or the registrar for the Debentures will have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     Comcast Holdings expects that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Security as shown on the records of DTC or its nominee. Comcast Holdings also expects that payments by participants to owners of beneficial interests in a Global Security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.

     If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by Comcast Holdings within 90 days, Comcast Holdings will issue Debentures in definitive form in exchange for the entire Global Security for the Debentures. In addition, Comcast Holdings may at any time and in its sole discretion determine not to have Debentures represented by a Global Security and, in such event, will issue Debentures in definitive form in exchange for the entire Global Security relating to the Debentures. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debentures represented by the Global Security equal in principal amount to the beneficial interest and to have the Debentures registered in its name. Debentures so issued in definitive form will be issued as registered Debentures in denominations of $1,000 and multiples thereof, unless otherwise specified by Comcast Holdings.



            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


     The following is a summary of the material U.S. federal income tax considerations to U.S. holders (as described below) and non-U.S. holders (as described below) relating to acquisition of our Class A Special Common Stock in exchange for the Debentures. This discussion is limited to holders who acquired shares of Class A Special Common Stock in exchange for the Debentures as capital assets.

     This discussion does not contain a complete analysis of all the potential tax considerations relating to the acquisition of our Class A Special Common Stock in exchange for the Debentures. In particular, this discussion does not address all tax considerations that may be important to you in light of your particular circumstances (such as the alternative minimum tax provisions) or under certain special rules. Special rules may apply, for instance, to certain financial institutions, insurance companies, tax-exempt organizations, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers in securities, persons who hold Debentures or shares of our Class A Special Common Stock as part of a hedge, conversion or constructive sale transaction, or straddle or other integrated or risk reduction transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens. In addition, the discussion does not apply to holders of Debentures or shares of our Class A Special Common Stock which are partnerships. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.


     This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

PLEASE CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF ACQUIRING OUR SHARES OF CLASS A SPECIAL COMMON STOCK IN EXCHANGE FOR THE DEBENTURES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

     As used herein, the term "U.S. holder" means a holder of a Debenture that is, for U.S. federal income tax purposes:

     o    a citizen or resident of the United States;

     o a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

     o an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

          The term U.S. holder also includes certain former citizens and residents of the United States.

     As used herein, the term "Non-U.S. holder" means a holder of a Debenture that is, for U.S. federal income tax purposes:

     o    an individual who is classified as a nonresident alien;

     o    a foreign corporation; or

     o    a nonresident alien fiduciary of a foreign estate or trust.

Tax Treatment of Exchange of Debentures for Shares of Class A Special Common
Stock


     U.S. Holders. A U.S. holder's exchange of a Debenture for our Class A Special Common Stock will be a taxable event. You will recognize gain or loss equal to the difference between (i) the fair market value of the shares of our Class A Common Stock and any cash in lieu of fractional shares received in the exchange and (ii) your adjusted tax basis in the Debenture. Your adjusted tax basis in a Debenture will generally equal your cost of the Debenture increased by any OID and market discount previously included in income with respect to such Debenture. Gain or loss realized on the exchange of a Debenture for our Class A Special Common Stock will generally be capital gain or loss and will be long-term capital gain or loss if the Debenture is held for more than one year. You should consult your tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals) and losses (the deductibility of which is subject to limitations).

     Non-U.S. Holders. You generally will not be subject to U.S. federal income tax on gain realized on the exchange of a Debenture for shares of our Class A Special Common Stock unless:


     o you are an individual present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) you have a "tax home" in the United States and certain other requirements are met, or (B) the gain from the disposition is attributable to an office or other fixed place of business in the United States;

     o in the case of an amount which is attributable to OID, you do not meet certain conditions for exemption from U.S. federal withholding tax; or

     o the gain is effectively connected with your conduct of a United States trade or business.


In addition, you may be subject to U.S. federal tax on gain realized on the exchange of a Debenture for shares of our Class A Special Common Stock if either Comcast or Comcast Holdings is a U.S. real property holding corporation under the "FIRPTA" rules adopted in 1980. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Neither Comcast nor Comcast Holdings has determined whether it currently is a U.S. real property holding corporation or whether it will become one in the future.


                                 LEGAL MATTERS

     Arthur R. Block, Esquire, Senior Vice President, General Counsel and Secretary of Comcast, will pass upon the validity of the shares of our Series A Common Stock on our behalf, although we may use other counsel, including our employees, to do so.


                                    EXPERTS

Comcast

     The balance sheet of Comcast at December 31, 2001 incorporated by reference from Comcast's Current Report on Form 8-K/A dated November 18, 2002 filed on December 16, 2002 has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Comcast Holdings

     The consolidated financial statements and the related financial statement schedule of Comcast Holdings incorporated in this prospectus by reference from Comcast's Current Report on Form 8-K/A dated November 18, 2002 filed on December 16, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective January 1, 2001), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Comcast Cable

     The financial statements and the related financial statement schedule of Comcast Cable, an indirect wholly-owned subsidiary of Comcast, and subsidiaries incorporated in this prospectus by reference from Comcast Cable's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which report on the financial statements expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective

January 1, 2001), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

AT&T Broadband Group

     The audited historical combined financial statements of AT&T Broadband Group incorporated in this prospectus by reference to Comcast's Current Report on Form 8-K/A dated November 18, 2002 filed on December 16, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     We have filed this prospectus as part of a combined registration statement on Form S-4 with the SEC. The registration statement contains exhibits and other information that are not contained in this prospectus. Our descriptions in this prospectus of the provisions of documents filed as an exhibit to the registration statement or otherwise filed with the SEC are only summaries of the documents' material terms. If you want a complete description of the content of the documents, you should obtain the documents by following the procedures described below.

     We, and Comcast Holdings as our predecessor, file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we, Comcast Holdings or Comcast Cable file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings, including the complete registration statement and all of the exhibits to it, and the SEC filings of Comcast Holdings are available through the SEC's web site at http://www.sec.gov.

     You should rely only on the information contained in this prospectus or in material we file with the SEC and incorporate by reference herein. We have not authorized anyone to provide you with information that is different. We are offering the Series A common shares, and seeking offers to buy such shares, only where the offer and sale of the Series A common stock is permitted. The information contained in this prospectus and our filings and the filings of Comcast Holdings with the SEC is accurate only as of its date, regardless of the time of delivery of this prospectus.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be part of this prospectus. In addition, information we file with the SEC in the future will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement.

     This prospectus incorporates by reference the documents set forth below that we, Comcast Holdings and Comcast Cable have previously filed with the SEC.

     Comcast SEC Filings (File No. 333-82460)

     o Current Report on Form 8-K filed on October 30, 2002, Current Report on Form 8-K filed on November 18, 2002, Current Report on Form 8-K/A dated November 18, 2002 filed on December 16, 2002, and Current Report on Form 8-K filed on January 10, 2003.

     Comcast Holdings SEC Filings (File No. 001-15471)

     o Annual Report on Form 10-K (except for Item 8) for the year ended December 31, 2001, filed on March 29, 2002.

     o Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, filed on May 15, 2002, June 30, 2002, filed on August 14, 2002, and September 30, 2002, filed on October 30, 2002.

     o    Current Reports on Form 8-K filed on November 18, 2002.

     We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities we are offering. Any statements contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

     We will provide free copies of any of those documents, if you write or telephone us at: 1500 Market Street, Philadelphia, Pennsylvania 19102-2148,
(215) 665-1700.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers


     Indemnification under Pennsylvania Law and Comcast Charter and Bylaws. Sections 1741 through 1750 of Subchapter D, Chapter 17, of the Pennsylvania Business Corporation Law ("PBCL") contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel, and related matters.


     Under Section 1741 of the PBCL, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative (other than derivative actions), to which any such officer or director is a party or is threatened to be made a party by reason of such person being a representative of the corporation or serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, so long as the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, such officer or director had no reasonable cause to believe his/her conduct was unlawful.

     Section 1742 of the PBCL permits indemnification in derivative and corporate actions if the appropriate standard of conduct is met, except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

     Under Section 1743 of the PBCL, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or 1742 of the PBCL.

     Section 1744 of the PBCL provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 of the PBCL shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by (i) the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding, (ii) if a quorum is not obtainable, or if obtainable and a majority of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders.

     Section 1745 of the PBCL provides that expenses (including attorneys' fees) incurred by an officer, director, employee or agent in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the PBCL may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. Except as otherwise provided in the corporation's bylaws, advancement of expenses must be authorized by the board of directors.

     Section 1746 of the PBCL provides generally that the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the PBCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office. In no event may indemnification be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

     Section 1747 of the PBCL grants a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him in his capacity as officer or director, whether or not the corporation would have the power to indemnify him against that liability under Subchapter D of Chapter 17 of the PBCL.

     Sections 1748 and 1749 of the PBCL extend the indemnification and advancement of expenses provisions contained in Subchapter D of Chapter 17 of the PBCL to successor corporations in fundamental changes and to representatives serving as fiduciaries of employee benefit plans.

     Section 1750 of the PBCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter D of Chapter 17 of the PBCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such person.


     Article Eleventh of the Comcast charter and Article VII of the Comcast bylaws provide that no director of Comcast will be personally liable, as such, for monetary damages (other than under criminal statutes and under laws imposing such liability on directors or officers for the payment of taxes) unless such person's conduct constitutes self-dealing, willful misconduct or recklessness. Article Eleventh of the Comcast charter also extends such protection to officers.

     Article VII of the Comcast bylaws provides that each officer and director of Comcast is indemnified and held harmless by Comcast for all actions taken by him or her and for all failures to take action (regardless of the date of any such action or failure to take action) to the fullest extent permitted by Pennsylvania law against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such officer or director in connection with any threatened, pending or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of Comcast), whether civil, criminal, administrative or investigative.

     The foregoing statements are subject to the detailed provisions of the PBCL and to the applicable provisions of the Comcast charter and bylaws.

   Merger Agreement Provision Relating to AT&T and Comcast Holdings Directors and Officers

     Comcast has agreed in the merger agreement to indemnify the present and former officers and directors of AT&T, the AT&T subsidiaries, Comcast Cable Communications Holdings, the Comcast Cable Communications Holdings subsidiaries, Comcast Holdings and the Comcast Holdings subsidiaries, and each individual who prior to the completion of the AT&T Broadband acquisition becomes such an officer or director, from their acts or omissions in those capacities occurring at or prior to the completion of such transaction to the maximum extent permitted by law; provided, however, no such indemnification will be required for officers or directors acting in a capacity for AT&T and its subsidiaries other than in connection with either AT&T's broadband business or the merger agreement and the transactions contemplated by the merger agreement.

     AT&T (and not Comcast Cable Communications Holdings) will indemnify and hold harmless Comcast for 50% of any losses described in the preceding paragraph arising out of acts or omissions of the AT&T officers and directors in connection with the merger agreement and the transactions contemplated by the merger agreement.

     For six years after completion of the AT&T Broadband acquisition, Comcast will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to completion of the transactions covering each officer and director identified in the second preceding paragraph (for officers and directors of AT&T and its subsidiaries, only for acts or omissions of such person acting in connection with either AT&T's broadband business or the merger agreement and the transactions contemplated by the merger agreement) currently covered by the officers' and directors' liability insurance policy of AT&T or Comcast Holdings, as the case may be, on terms no less favorable than those of such policy in effect on December 19, 2001, except that Comcast will only be obligated to pay up to 300% of the annual premium paid for such insurance by either AT&T or Comcast Holdings as of December 19, 2001.

     Item 21. Exhibits and Financial Statement Schedules

    Exhibit
     Number                            Description
     ------                            -----------


       2.1 Composite copy of Agreement and Plan of Merger dated as of December 19, 2001, as amended, among Comcast Holdings Corporation (formerly known as Comcast Corporation), AT&T Corp., Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.), Comcast Corporation (formerly known as AT&T Comcast Corporation) and the other parties signatory thereto.**

       2.2 Composite copy of Separation and Distribution Agreement dated as of December 19, 2001, as amended, between AT&T Corp. and Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.).**

       2.3 Support Agreement dated as of December 19, 2001, as amended, among AT&T Corp., Comcast Holdings Corporation (formerly known as Comcast Corporation), Comcast Corporation (formerly known as AT&T Comcast Corporation), Sural LLC and Brian L. Roberts.***

       2.4 Tax Sharing Agreement dated as of December 19, 2001 between AT&T Corp. and Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.).***

       2.5 Employee Benefits Agreement dated as of December 19, 2001 between AT&T Corp. and Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.).****

       2.6 Exchange Agreement dated as of December 7, 2001, as amended, between Microsoft Corporation and Comcast Holdings Corporation (formerly known as Comcast Corporation).***

       2.7 Instrument of Admission dated as of December 19, 2001, as amended, between Comcast Corporation (formerly known as AT&T Comcast Corporation) and AT&T Corp.***

       3.1    Articles of Incorporation of Comcast Corporation.***

       4.1 Rights Agreement dated as of November 18, 2002 between Comcast Corporation (formerly known as AT&T Comcast Corporation) and EquiServe Trust Company, N.A., as Rights Agent, which includes the Form of Certificate of Designation of Series A Participant's Cumulative Preferred Stock as Exhibit A and the Form of Right Certificate as Exhibit B.*****

       4.2 Credit Agreement dated as of April 26, 2002 among Comcast Corporation (formerly known as AT&T Comcast Corporation), Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.), the Financial Institutions party thereto, JP Morgan Chase Bank, as Administrative Agent, Swing Line Lender and Issuing Lender, Citibank, N.A., as Syndication Agent, and Bank of America, N.A., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc., as Co-Documentation Agents.******

       4.3 Bridge Credit Agreement dated as of April 26, 2002 among Comcast Corporation (formerly known as AT&T Comcast Corporation), Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.), the Financial Institutions party thereto, JP Morgan Chase Bank, as Administrative Agent, Swing Line Lender and Issuing Lender, Citibank, N.A., as Syndication Agent, and Bank of America, N.A., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc., as Co-Documentation Agents.******

    Exhibit
     Number                            Description
     ------                            -----------

       4.4 Credit Agreement dated as of May 3, 2002 among Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.), Comcast Corporation (formerly known as AT&T Comcast Corporation), the Financial Institutions party thereto, JP Morgan Chase Bank, as Administrative Agent, Citibank, N.A., Bank of America, N.A., Merrill Lynch Capital Corporation and Morgan Stanley Senior Funding, Inc.******

       5.1    Opinion of Arthur R. Block, Esquire.*

       23.1 Consent of Deloitte & Touche LLP with respect to Comcast Corporation (formerly known as AT&T Comcast Corporation).*

       23.2 Consent of Deloitte & Touche LLP with respect to Comcast Holdings Corporation (formerly known as Comcast Corporation).*

       23.3 Consent of Deloitte & Touche LLP with respect to Comcast Cable Communications, Inc.*

       23.4 Consent of PricewaterhouseCoopers LLP with respect to AT&T Broadband Group.*

       23.5   Consent of Arthur R. Block, Esquire (included in Exhibit 5.1).

       24.1   Powers of Attorney.*******

---------
*       Filed herewith.
** Incorporated by reference to our Current Report on Form 8-K12g3, filed on November 18, 2002.
*** Incorporated by reference to our registration statement on Form S-4 filed on February 11, 2002.
**** Incorporated by reference to AT&T Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001, filed on April 1, 2002.
***** Incorporated by reference to our registration statement on Form 8-A12g, filed on November 18, 2002.
****** Incorporated by reference to our Amended Registration Statement on Form S-4/A, filed on May 14, 2002.
******* Incorporated by reference to our Registration Statement on Form S-4, filed on November 18, 2002 and filed herewith.


     Item 22. Undertakings

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                       SIGNATURES FOR COMCAST CORPORATION


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, State of Pennsylvania, on January 30, 2003.

                                          COMCAST CORPORATION



                                          By:  /s/ Arthur R. Block
                                          ---------------------------------
                                          Name: Arthur R. Block
                                          Title: Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


         Signature                                 Title                              Date
         ---------                                 -----                              ----

   /s/ Ralph J. Roberts           Chairman of the Executive and Finance         January 30, 2003
----------------------------       Committee of the Board of Directors;
     Ralph J. Roberts                            Director

             *                     Chairman of the Board of Directors;          January 30, 2003
----------------------------                     Director
   C. Michael Armstrong

   /s/ Julian A. Brodsky         Vice Chairman of the Board of Directors;       January 30, 2003
----------------------------                     Director
     Julian A. Brodsky

             *                    President and Chief Executive Officer         January 30, 2003
----------------------------     (Principal Executive Officer); Director
     Brian L. Roberts

             *                           Executive Vice President               January 30, 2003
----------------------------         (Co-Principal Financial Officer)
     Lawrence S. Smith

             *                    Executive Vice President and Treasurer        January 30, 2003
----------------------------         (Co-Principal Financial Officer)
      John R. Alchin

   /s/ Lawrence J. Salva           Senior Vice President and Controller         January 30, 2003
----------------------------          (Principal Accounting Officer)
     Lawrence J. Salva

   /s/ S. Decker Anstrom                        Director                        January 26, 2003
----------------------------
     S. Decker Anstrom

   /s/ Kenneth J. Bacon                         Director                        January 30, 2003
----------------------------
     Kenneth J. Bacon


                                     II-6


  /s/ Sheldon M. Bonovitz                       Director                        January 30, 2003
----------------------------
    Sheldon M. Bonovitz

    /s/ J. Michael Cook                         Director                        January 27, 2003
----------------------------
      J. Michael Cook

  /s/ George M. C. Fisher                       Director                        January 30, 2003
----------------------------
    George M. C. Fisher

   /s/ Dr. Judith Rodin                         Director                        January 30, 2003
----------------------------
     Dr. Judith Rodin

   /s/ Louis A. Simpson                         Director                        January 30, 2003
----------------------------
     Louis A. Simpson

   /s/ Michael I. Sovern                        Director                        January 30, 2003
----------------------------
     Michael I. Sovern


* By:  /s/ Arthur R. Block
      ----------------------
         Arthur R. Block
        (Attorney-in-fact)

                               INDEX OF EXHIBITS



    Exhibit
     Number                            Description
     ------                            -----------

       2.1 Composite copy of Agreement and Plan of Merger dated as of December 19, 2001, as amended, among Comcast Holdings Corporation (formerly known as Comcast Corporation), AT&T Corp., Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.), Comcast Corporation (formerly known as AT&T Comcast Corporation) and the other parties signatory thereto.**

       2.2 Composite copy of Separation and Distribution Agreement dated as of December 19, 2001, as amended, between AT&T Corp. and Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.).**

       2.3 Support Agreement dated as of December 19, 2001, as amended, among AT&T Corp., Comcast Holdings Corporation (formerly known as Comcast Corporation), Comcast Corporation (formerly known as AT&T Comcast Corporation), Sural LLC and Brian L. Roberts.***

       2.4 Tax Sharing Agreement dated as of December 19, 2001 between AT&T Corp. and Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.).***

       2.5 Employee Benefits Agreement dated as of December 19, 2001 between AT&T Corp. and Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.).****

       2.6 Exchange Agreement dated as of December 7, 2001, as amended, between Microsoft Corporation and Comcast Holdings Corporation (formerly known as Comcast Corporation).***

       2.7 Instrument of Admission dated as of December 19, 2001, as amended, between Comcast Corporation (formerly known as AT&T Comcast Corporation) and AT&T Corp.***

       3.1    Articles of Incorporation of Comcast Corporation.***

       4.1 Rights Agreement dated as of November 18, 2002 between Comcast Corporation (formerly known as AT&T Comcast Corporation) and EquiServe Trust Company, N.A., as Rights Agent, which includes the Form of Certificate of Designation of Series A Participant's Cumulative Preferred Stock as Exhibit A and the Form of Right Certificate as Exhibit B.*****

       4.2 Credit Agreement dated as of April 26, 2002 among Comcast Corporation (formerly known as AT&T Comcast Corporation), Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.), the Financial Institutions party thereto, JP Morgan Chase Bank, as Administrative Agent, Swing Line Lender and Issuing Lender, Citibank, N.A., as Syndication Agent, and Bank of America, N.A., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc., as Co-Documentation Agents.******

       4.3 Bridge Credit Agreement dated as of April 26, 2002 among Comcast Corporation (formerly known as AT&T Comcast Corporation), Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.), the Financial Institutions party thereto, JP Morgan Chase Bank, as Administrative Agent, Swing Line Lender and Issuing Lender, Citibank, N.A., as Syndication Agent, and Bank of America, N.A., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc., as Co-Documentation Agents.******

       4.4 Credit Agreement dated as of May 3, 2002 among Comcast Cable Communications Holdings, Inc. (formerly known as AT&T Broadband Corp.), Comcast Corporation (formerly known as AT&T Comcast Corporation), the Financial Institutions party thereto, JP Morgan Chase Bank, as Administrative Agent, Citibank, N.A., Bank of America, N.A., Merrill Lynch Capital Corporation and Morgan Stanley Senior Funding, Inc.******

       5.1    Opinion of Arthur R. Block, Esquire.*

       23.1 Consent of Deloitte & Touche LLP with respect to Comcast Corporation (formerly known as AT&T Comcast Corporation).*

       23.2 Consent of Deloitte & Touche LLP with respect to Comcast Holdings Corporation (formerly known as Comcast Corporation).*

       23.3 Consent of Deloitte & Touche LLP with respect to Comcast Cable Communications, Inc.*

       23.4 Consent of PricewaterhouseCoopers LLP with respect to AT&T Broadband Group.*

       23.5   Consent of Arthur R. Block, Esquire (included in Exhibit 5.1).

       24.1   Powers of Attorney.*******

---------
*       Filed herewith.
** Incorporated by reference to our Current Report on Form 8-K12g3, filed on November 18, 2002.
*** Incorporated by reference to our registration statement on Form S-4 filed on February 11, 2002.
**** Incorporated by reference to AT&T Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001, filed on April 1, 2002.
***** Incorporated by reference to our registration statement on Form 8-A12g, filed on November 18, 2002.
****** Incorporated by reference to our Amended Registration Statement on Form S-4/A, filed on May 14, 2002.
******* Incorporated by reference to our Registration Statement on Form S-4, filed on November 18, 2002